Exhibit 99.2

Entitlement offer booklet

Immutep Limited ACN 009 237 889 (IMM or Company)

Details of a 1-for 11.8 non-renounceable entitlement offer (Entitlement Offer) of new fully paid ordinary shares in the Company (New Shares) at a price of $0.021 per New Share (Offer Price)

Entitlement Offer closes at 5.00pm (Sydney, Australia time) on 30 July 2019 (unless extended). Valid applications must be received before that time

THIS IS AN IMPORTANT DOCUMENT WHICH IS ACCOMPANIED BY A PERSONALISED ENTITLEMENT AND ACCEPTANCE FORM AND BOTH SHOULD BE READ IN THEIR ENTIRETY. PLEASE CALL YOUR STOCKBROKER, ACCOUNTANT, FINANCIAL ADVISER, TAXATION ADVISER OR OTHER INDEPENDENT PROFESSIONAL ADVISER IF YOU HAVE ANY QUESTIONS RELATING TO AN INVESTMENT IN IMMUTEP LIMITED

Not for release to US wire services or distribution in the United States

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Entitlement offer booklet

Important information	3

Chairman’s letter	5

Key dates	8

Summary of your options	9

How to apply	10

Additional information	17

Glossary	25

Corporate directory	27

Annexure A – Investor Presentation	28

Enquiries

Before making a decision about investing in the Entitlement Offer, you should seek advice from your stockbroker, accountant, financial adviser, taxation adviser or other independent professional adviser to determine whether it meets your objectives, financial situation and needs.

If you have any questions on how to:

(a)

complete the personalised entitlement and acceptance form accompanying this booklet which Eligible Shareholders (as defined in section 1 of the ‘Additional information’ section of this booklet) may use to apply for New Shares (Entitlement and Acceptance Form);

(b)	take up the New Shares offered to you under the Entitlement Offer (your Entitlement), either in full or in part; or

(c)	take up your full Entitlement and apply for Additional New Shares (as defined below),

please call the IMM Offer Information Line between 8.30am and 5:30pm (Sydney, Australia time) Monday to Friday during the period from and including the date on which the Entitlement Offer opens until and including the date on which it closes (Entitlement Offer period):

Within Australia: 1300 737 760

Outside Australia: +61 2 9290 9600

If you have lost your Entitlement and Acceptance Form and would like a replacement form, please call the applicable number above.

Websites

To view annual reports, shareholder and information about the Company, announcements, background information on the Company’s operations and historical information, visit the Company’s website at https://www.immutep.com.

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Important information

No cooling-off rights apply to the Entitlement Offer, You cannot withdraw your application once it has been accepted.

Not a disclosure document

The 1 for 11.8 underwritten non-renounceable Entitlement Offer of New Shares is not being made under a prospectus or product disclosure statement. Rather, the Entitlement Offer is being made pursuant to provisions of the Corporations Act 2001 (Cth) (as modified by Australian Securities and Investments Commission Corporations (Non-Traditional Rights Issues) Instrument 2016/84) (Corporations Act) which allow entitlement offers to be made by providing certain confirmations to the market. As a result, it is important for Eligible Shareholders (as defined in the ‘Additional information’ section of this booklet) to read and understand the information on the Company and the Entitlement Offer made publicly available, prior to accepting all or part of their Entitlement or accepting all of their Entitlement and applying for New Shares in excess of their Entitlement (Additional New Shares). In particular, please refer to the information in this booklet, the Company’s annual reports and other announcements made available at https://immutep.com or www.asx.com.au.

Forward looking statements

This booklet contains certain ‘forward-looking statements’. Forward-looking statements include those containing words such as: ‘anticipate’, ‘believe’, ‘expect’, ‘project’, ‘forecast’, ‘estimate’, ‘likely’, ‘intend’, ‘should’, ‘could’, ‘may’, ‘target’, ‘plan’, ‘consider’, ‘foresee’, ‘aim’, ‘will’ and other similar expressions. Any forward-looking statements, opinions and estimates provided in this booklet are based on assumptions and contingencies which are subject to change without notice and involve known and unknown risks and uncertainties and other factors which are beyond the control of the Company, including the risks and uncertainties described in the ‘risks factors’ in Appendix to the investor presentation relating to the Entitlement Offer, which was released to ASX by the Company on 9 July 2019 (a copy of which is Annexed to this booklet (Investor Presentation). This includes any statements about market and industry trends, which are based on interpretations of current market conditions.

Forward-looking statements may include indications, projections, forecasts and guidance on sales, earnings, dividends and other estimates. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. Actual results, performance or achievements may differ materially from those expressed or implied in such statements and any projections and assumptions on which those statements are based. These statements may assume the success of the Company’s strategies. The success of any of these strategies is subject to uncertainties and contingencies beyond the Company’s control, and no assurance can be given that any of the strategies will be effective or that the anticipated benefits from the strategies will be realised in the period for which the forward-looking statement may have been prepared or otherwise. Readers are cautioned not to place undue reliance on forward-looking statements and except as required by law or regulation, the Company assumes no obligation to update these forward-looking statements. To the maximum extent permitted by law, the Company and its directors, officers, employees, agents, associates and advisers disclaim any obligations or undertaking to release any updates or revisions to the information to reflect any change in expectations or assumptions, do not make any representation or warranty, express or implied, as to the accuracy, reliability or completeness of such information, or likelihood of fulfilment of any forward-looking statement or any event or results expressed or implied in any forward-looking statement, and disclaim all responsibility and liability for these forward-looking statements (including, without limitation, liability for negligence).

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Not for distribution outside Australia and New Zealand

The information in this booklet does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer. No action has been taken to register or qualify the Entitlement Offer, the New Shares or Additional New Shares, or otherwise permit a public offering of the New Shares or Additional New Shares, in any jurisdiction outside of Australia and New Zealand.

This booklet and any material accompanying it may not be released to U.S. wire services or distributed in the United States. This booklet and any material accompanying it do not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. The New Shares and Additional New Shares have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state or other jurisdiction of the United States. The New Shares and Additional New Shares may not be offered or sold in the United States or to U.S Persons except in transactions exempt from, or not subject to the registration requirements of the U.S. Securities Act and the applicable securities laws of any state or other jurisdiction of the United States. The New Shares and Additional New Shares will only be sold outside of the United States in ‘offshore transactions’ in compliance with Regulation S under the U.S. Securities Act to non-U.S. Persons.

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Chairman’s letter

9 July 2019

Dear Shareholder,

On behalf of IMM, I am pleased to invite you to participate in a 1 for 11.8 underwritten pro-rata non-renounceable Entitlement Offer of New Shares in IMM at an Offer Price of $0.021 per New Share to raise $6 million.

IMM Capital Raising

In association with the Entitlement Offer, IMM is making a $4 million placement to institutional investors in Australia and eligible offshore institutional investors (Placement).

The Entitlement Offer and Placement (together the IMM Capital Raising) were announced on Tuesday, 9 July 2019 and will raise a total of approximately $10 million.

Details of the Entitlement Offer

The Offer Price of $0.021 represents:

•	a discount of 16.0% to the closing price of IMM Shares on 4 July 2019; and

•	a 14.3% discount to the theoretical ex-rights price.[1]

The gross proceeds of the IMM Capital Raising, expected to be $10 million, will be used to fund clinical development, manufacturing and the costs of regulatory affairs as well as for general working capital purposes and to pay the Entitlement Offer.

New Shares and Additional New Shares issued under the Entitlement Offer will rank equally with existing Shares.

The Entitlement Offer is being underwritten by Bell Potter Securities Limited (Lead Manager).

Details of your Entitlement

As an Eligible Shareholder, you are entitled to subscribe for 1 New Share for every 11.8 existing Shares held at 7.00pm (Sydney, Australia time) on 12 July 2019.

Eligible Shareholders may also apply for Additional New Shares at the Offer Price in excess of their Entitlements up to a maximum of $20,000. Additional New Shares will only be allocated to Eligible Shareholders if available and if and to the extent that the Company so determines, in its absolute discretion. The Company may apply any scale-back to applications for Additional New Shares in its absolute discretion.

Entitlements are non-renounceable and will not be tradeable on ASX or otherwise transferable. Shareholders who do not take up their rights in full will not receive any value in respect of those rights they do not take up.

This booklet

In this booklet, you will find the following:

•	key dates for the Entitlement Offer;

[1]

The theoretical ex-rights price (TERP) is a theoretical price at which Shares should trade immediately after the ex-date of the Entitlement Offer. The TERP is a theoretical calculation only and the actual price at which Shares trade immediately after the ex-date for the Entitlement Offer will depend on many factors and may not be equal to TERP.

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•	instructions on ‘How to apply’ setting out how to accept all or part of your Entitlement and apply for Additional New Shares in the Entitlement Offer if you choose to do so;

•	the Investor Presentation dated 9 July 2019 (a copy of which is set out in Annexure A to this booklet);

•	additional information relating to the Company and the IMM Capital Raising; and

•	a personalised Entitlement and Acceptance Form which details your Entitlement, to be completed in accordance with the instructions provided on the form and the instructions on ‘How to apply’.

Taking up your Entitlement and applying for Additional New Shares

If you decide to take up all or part of your Entitlement (or take up all of your Entitlement and apply for Additional New Shares), there are two alternative ways you can pay your application monies (Application Monies):

•	pay your Application Monies via BPAY®[2] using the instructions on your Entitlement and Acceptance Form; or

•

post to the Company’s share registry, Boardroom Pty Limited, (Registry) your completed Entitlement and Acceptance Form, along with your Application Monies by cheque, bank draft or money order. The Registry address is specified on the Entitlement and Acceptance Form.

If you pay by BPAY you do not need to complete and post your Entitlement and Acceptance Form to the Registry.

It is important to note that the Entitlement Offer closes at 5.00pm (Sydney, Australia time) on 30 July 2019. To participate, you need to ensure that your completed Entitlement and Acceptance Form and your Application Money is received by the Registry before this time and date OR you have paid your application monies via BPAY pursuant to the instructions that are set out on the Entitlement and Acceptance Form.

See section 6 of the ‘How to apply’ section of this booklet for further information about payment methods.

Further information

Further information on the Entitlement Offer and the Company’s activities is detailed in this booklet. You should read the entirety of this booklet carefully, in particular the “Risk Factors” outlined in the Appendix to the Investor Presentation, before deciding whether to participate in the Entitlement Offer.

If you would like further information regarding the Entitlement Offer please call the IMM Offer Information Line on 1300 737 760 (within Australia) or +61 2 9290 9600 (from outside Australia) or visit our website at https://www.immutep.com/. For other questions, you should consult your broker, solicitor, accountant, taxation adviser, financial adviser or other professional adviser. You should be aware that the Company has not had regard to your individual circumstances or needs, including your personal taxation or financial position, in sending this booklet and accompanying information to you and the Company is not licensed to provide financial product advice to you in relation to your Shares, the New Shares, the Entitlements or the Additional New Shares. If you have any doubt about whether you should invest in the Entitlement Offer, you should seek professional advice before making any investment decision. Please note that no cooling-off period applies in relation to the Entitlement Offer – you cannot withdraw your application once it has been accepted.

[2]	® Registered to BPAY Pty Ltd ABN 69 079 137 518.

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On behalf of the board of directors and management team of the Company, I invite you to consider this investment opportunity and thank you for your ongoing support.

Yours sincerely

Chairman

Dr Russell Howard

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Key dates

Event	Date
Placement and Entitlement Offer announced	Pre-market open 9 July 2019

Lodge Appendix 3B, cleansing notice and ‘Appendix 3B’ letter for Entitlement Offer	Pre-market open 9 July 2019

Shares quoted on an ‘ex’ basis	11 July 2019

Record date for the Entitlement Offer (Record Date)	12 July 2019

Settlement of Placement	16 July 2019

Entitlement Offer opens	16 July 2019

Send entitlement offer booklet and entitlement and acceptance form	17 July 2019

Issue of Shares under Placement	17 July 2019

Normal settlement trading of Shares issued under Placement	18 July 2019

Entitlement Offer closes	30 July 2019

New Shares and Additional New Shares quoted on a deferred settlement basis	31 July 2019

Issue of New Shares and Additional New Shares	6 August 2019

Normal trading of New Shares and Additional New Shares expected to commence on ASX	7 August 2019

Dates and times in this booklet are indicative only and subject to change. All times and dates refer to Sydney, Australia time.

The Company reserves the right, subject to the Corporations Act, ASX Listing Rules and other applicable laws, to vary the dates of the Entitlement Offer without prior notice, including extending the Entitlement Offer or accepting late applications, either generally or in particular cases, or to withdraw the Entitlement Offer without prior notice. Applicants are encouraged to submit their personalised Entitlement and Acceptance Forms as soon as possible. No cooling-off rights apply to applications submitted under the Entitlement Offer. The commencement of quotation of New Shares is subject to confirmation from ASX.

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Summary of your options

If you are an Eligible Shareholder (as defined in the ‘Additional information’ section of this booklet) you may take one of the following actions:

1.	Take up all or part of your Entitlement;

2.	Take up all of your Entitlement and also apply for Additional New Shares in excess of your Entitlement; or

3.	Do nothing, in which case your Entitlement will lapse and you will receive no value of those lapsed Entitlements.

Option	Key considerations	Where to find more information about your options
Option 1: Take up all or part of your Entitlement

•   You may elect to purchase New Shares up to your Entitlement at the Offer Price.

•   The New Shares will rank equally in all respects with existing Shares.

•   The Entitlement Offer closes at 5.00pm (Sydney, Australia time) on 30 July 2019.

•   Entitlements are non-renounceable and will not be tradeable on ASX or otherwise transferable. Eligible Shareholders who do not take up their rights in full will not receive any value in respect of those rights they do not take up.

Section 5.1

Option 2: Take up all of your Entitlement and also apply for Additional New Shares in excess of your Entitlement

•   You may elect to purchase New Shares up to your Entitlement and Additional New Shares in excess of your Entitlement at the Offer Price up to a maximum amount of $20,000.

•   The Company has absolute discretion to scale-back your application for Additional New Shares and will also be limited to the extent there are sufficient New Shares available from Eligible Shareholders who do not take up their Entitlement.

•   The New Shares and Additional New Shares will rank equally in all respects with existing Shares.

•   The Entitlement Offer closes at 5.00pm (Sydney, Australia time) on 30 July 2019.

Section 5.1

Option 3: Do nothing, in which case your Entitlement will lapse and you will receive no value of those lapsed Entitlements

•   If you take no action you will not be allocated New Shares and your Entitlement will lapse.

•   Your Entitlement to participate in the Entitlement Offer is non-renounceable and cannot be traded on ASX or any other exchange, nor can it be privately transferred. Shareholders who do not take up their Entitlements in full will not receive any payment or value for those Entitlements they do not take up.

Section 5.2

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How to apply

1.	The Entitlement Offer

Eligible Shareholders (as defined in the ‘Additional information’ section of this booklet) are being offered the opportunity to apply for 1 New Share for every 11.8 existing Shares held at 7.00pm (Sydney, Australia time) on 12 July 2019, at the Offer Price of $0.021 per New Share.

You should note that not all Shareholders will be eligible to participate in the offer of New Shares. Please read the ‘Additional information’ section of this booklet for further details.

Eligible Shareholders may also apply for Additional New Shares in excess of their Entitlement up to a maximum amount of $20,000. The allocation of any Additional New Shares will be limited to the extent that there are sufficient New Shares available from Eligible Shareholders who do not take up their full Entitlement.

Additional New Shares will only be allocated to Eligible Shareholders if and to the extent that the Company so determines, in its absolute discretion. The Company may apply any scale-back to applications for Additional New Shares in its absolute discretion. For further information in respect of applying for Additional New Securities, see section 3 of the ‘Additional information’ section below.

New Shares and Additional New Shares issued pursuant to the Entitlement Offer will be fully paid and rank equally with existing Shares on issue.

The directors of the Company reserve the right to place, issue and allot any shortfall (being New Shares offered but not taken up under the Entitlement Offer) at their absolute discretion for a period of two months following the date on which the Entitlement Offer opens.

2.	Please carefully read the information in this booklet and the personalised Entitlement and Acceptance Form

The Entitlement Offer is not being made under a prospectus or product disclosure statement. Rather, the Entitlement Offer is being made pursuant to provisions of the Corporations Act which allow rights issues and related issues to be made by providing certain confirmations to the market on the basis that all information that investors and their professional advisers would reasonably require to make an informed investment decision in relation to the Entitlement Offer, when read with this booklet and the accompanying information, is publicly available.

This booklet does not contain all of the information which may be required in a prospectus or product disclosure statement. As a result, it is important for Eligible Shareholders to carefully read and understand the information on the Company and the Entitlement Offer made publicly available, prior to deciding whether to take up all or part of their Entitlement, sell or transfer all or part of their Entitlement or do nothing in respect of their Entitlement. In particular, please read this booklet in its entirety, the Company’s interim and annual reports and other announcements made available at www.asx.com.au or https://www.immutep.com.

3.	Please consider the Entitlement Offer in light of your particular investment objectives and circumstances

Please consult with your stockbroker, accountant, financial adviser, taxation adviser or other independent professional adviser if you have any queries or are uncertain about any aspects of the Entitlement Offer. You should also refer to the Risk Factors section in the Investor Presentation released to ASX on 9 July 2019 which is included in Annexure A of this booklet.

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An investment in New Shares and Additional New Shares (if applicable) is subject to investment and other known and unknown risks, some of which are beyond the control of the Company, including possible loss of income and principal invested. The Company does not guarantee any particular rate of return or the performance of the Company, nor does it guarantee the repayment of capital from the Company or any particular tax treatment. In considering an investment in New Shares and Additional New Shares (if applicable), investors should have regard to (among other things) the Risk Factors section in the Investor Presentation and the disclaimers outlined in this booklet.

4.	Your Entitlement

Your Entitlement is set out on the accompanying personalised Entitlement and Acceptance Form and has been calculated as 1 New Share for every 11.8 Shares you held as at the Record Date rounded to the nearest whole New Share. If you have more than one registered holding of Shares, you will be sent more than one personalised Entitlement and Acceptance Form and you will have separate Entitlements for each separate holding.

New Shares issued pursuant to the Entitlement Offer will be fully paid and rank equally with existing Shares, including in respect of entitlement to dividends.

If you decide to take up all or part of your Entitlement, or apply for Additional New Shares, please refer to the personalised Entitlement and Acceptance Form and apply for New Shares (and Additional New Shares, if any) pursuant to the instructions set out on the personalised Entitlement and Acceptance Form.

If you take no action or your application is not supported by any cleared funds, your Entitlement will lapse and you will not be issued New Shares or Additional New Shares, if applicable. You should note that if you do not take up all or part of your Entitlement, then your percentage shareholding in the Company will be diluted by your non-participation in the Entitlement Offer. Eligible Shareholders who do not take up their Entitlement in full will not receive any payment or value for that part of their Entitlement they do not take up.

Note: the Entitlement stated on your personalised Entitlement and Acceptance Form may be in excess of the actual Entitlement you may be permitted to take up where, for example, you are holding Shares on behalf of a person in the United States (see the definition of Eligible Shareholder in the ‘Additional information’ section).

Nominees

The Entitlement Offer is only being made to Eligible Shareholders (see definition of Eligible Shareholder in the ‘Additional information’ section). The Company is not required to determine whether or not any registered holder is acting as a nominee or the identity or residence of any beneficial owners of Shares (e.g. for the purposes of determining whether any such persons may participate in the Entitlement Offer). Nominees and custodians may not distribute any part of this booklet, and may not permit any beneficial shareholders to participate in the Entitlement Offer, in any country outside Australia and New Zealand, without the consent of the Company. Any person that is in the United States or is a U.S. Person, or that is acting for the account or benefit of a person in the United States or a U.S. Person, will not be able to purchase the New Shares or the Additional New Shares.

5.	Options available to you

If you are an Eligible Shareholder, you may do any one of the following:

•	take up all or part of your Entitlement (see section 5.1 below);

•	take up all of your Entitlement and also apply for Additional New Shares in excess of your Entitlement (see section 5.1 below); or

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•	do nothing, in which case your Entitlement will lapse and you will receive no value of those lapsed Entitlements (see section 5.2 below).

5.1	If you decide to take up all or part of your Entitlement or take up all of your Entitlement and apply for Additional New Shares

If you decide to take up all or part of your Entitlement, or take up all of your Entitlement and also apply for

Additional New Shares in excess of your Entitlement up to a maximum amount of $20,000, please:

•	pay your Application Monies via BPAY using the instructions on your Entitlement and Acceptance Form; or

•	complete and return the personalised Entitlement and Acceptance Form with the requisite Application Monies, by following the instructions set out on the personalised Entitlement and Acceptance Form.

The Company will treat you as applying for as many New Shares as your payment will pay for in full up to your full Entitlement and, in respect of amounts received by the Company in excess of your full Entitlement (Excess Amount), may treat your application as applying for as many Additional New Shares as your Excess Amount will pay for in full, subject to any scale-back it may determine to implement in its absolute discretion in respect of Additional New Shares.

If you take up and pay for all or part of your Entitlement, before the close of the Entitlement Offer, you will be issued your New Shares on 6 August 2019. If you apply for Additional New Shares beyond your Entitlement, subject to Additional New Shares being available from Eligible Shareholders who do not take up their full Entitlement and Company’s discretion to scale-back your allocation of Additional New Shares, you will be allotted these Additional New Shares on 6 August 2019. The Company’s decision on the number of Additional New Shares to be allocated to you will be final.

Other than to the extent that Additional New Shares are allotted to you, any surplus Application Monies received for more than your Entitlement will be refunded after the close of the Entitlement Offer on or around 6 August 2019 (except for where the amount is less than $2.00, in which case it will be donated to a charity chosen by the Company. No interest will be paid to Eligible Shareholders on any Application Monies received or returned (wholly or partially).

The Company also reserves the right (in its absolute discretion) to reduce the number of New Shares allocated to Eligible Shareholders or persons claiming to be Eligible Shareholders if their claims prove to be incorrect or overstated or if they fail to provide information to substantiate their claims.

To participate in the Entitlement Offer, your payment must be received no later than the close of the Entitlement Offer, being 5.00pm (Sydney, Australia time) on 30 July 2019. Eligible Shareholders who wish to pay via cheque, bank draft or money order will need to also ensure that their completed personalised Entitlement and Acceptance Form is also received by that time using the reply paid envelope provided with this booklet or otherwise.

5.2	If you do nothing

If you take no action you will not be allocated New Shares and your Entitlement will lapse. Your Entitlement to participate in the Entitlement Offer is non-renounceable and cannot be traded on ASX or any other exchange, nor can it be privately transferred. Shareholders who do not take up their Entitlements in full will not receive any payment or value for those Entitlements they do not take up.

6.	Payment methods

6.1	Payment by BPAY

For payment by BPAY, please follow the instructions on the personalised Entitlement and Acceptance Form (which includes the biller code and your unique Customer Reference Number (CRN)). You can only

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make a payment via BPAY if you are the holder of an account with an Australian financial institution that supports BPAY transactions. Please note that should you choose to pay by BPAY:

•	you do not need to submit the personalised Entitlement and Acceptance Form but are taken to have made the declarations on that personalised Entitlement and Acceptance Form; and

•	if you do not pay for your full Entitlement, you are deemed to have taken up your Entitlement in respect of such whole number of New Shares as is covered in full by your Application Monies.

When completing your BPAY payment, please make sure to use the specific biller code and unique CRN provided on your personalised Entitlement and Acceptance Form. If you receive more than one personalised Entitlement and Acceptance Form (i.e. where you have multiple holdings), please only use the CRN specific to the Entitlement on that form. If you inadvertently use the same CRN for more than one of your Entitlements when paying by BPAY, you will be deemed to have applied only for New Shares on the Entitlement to which that CRN applies and your applications in respect of your other CRNs will be deemed to have not been supported by cleared funds.

Should you choose to pay by BPAY it is your responsibility to ensure that your BPAY payment is received by the Registry by no later than 5.00pm (Sydney, Australia time) on 30 July 2019. You should be aware that your financial institution may implement earlier cut-off times with regard to electronic payment and you should therefore take this into consideration when making payment. The Company takes no responsibility for any failure to receive Application Monies or payment by BPAY before the Entitlement Offer closes arising as a result of, among other things, delays in postage or processing of payments by financial institutions.

6.2	Payment by cheque, bank draft or money order

For payment by cheque, bank draft or money order, you should complete your personalised Entitlement and Acceptance Form in accordance with the instructions on the form and return it accompanied by a cheque, bank draft or money order in Australian currency for the amount of the Application Monies, payable to ‘IMM Entitlement Offer’ and crossed ‘Not Negotiable’.

Your cheque, bank draft or money order must be:

•	for an amount equal to $0.021 multiplied by the number of New Shares and Additional New Shares that you are applying for; and

•	in Australian currency drawn on an Australian financial institution or an Australian branch of a financial institution.

You should ensure that sufficient funds are held in the relevant account(s) to cover the Application Monies on the day of receipt. If the amount of your cheque, bank draft or money order for Application Monies is insufficient to pay for the number of New Shares you have applied for in your Entitlement and Acceptance Form, you will be taken to have applied for such lower number of whole New Shares as your cleared Application Monies will pay for and to have specified that number of New Shares on your personalised Entitlement and Acceptance Form.

Should you choose to pay by cheque, bank draft or money order it is your responsibility to ensure that your payment is received by the Registry by no later than 5.00pm (Sydney, Australia time) on 30 July 2019. Cash payments will not be accepted. Receipts for payment will not be issued.

7.	Warranties made on acceptance of the Entitlement Offer

By completing and returning your personalised Entitlement and Acceptance Form or making a payment by BPAY you will be deemed to have acknowledged, represented and warranted that you, and each person on whose account you are acting:

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•

acknowledge that you have fully read and understood both this booklet and your Entitlement and Acceptance Form in their entirety and you acknowledge the matters and make the warranties and representations and agreements contained in this booklet and the Entitlement and Acceptance Form;

•	agree to be bound by the terms of the Entitlement Offer, the provisions of this booklet and the Company’s constitution;

•	authorise the Company to register you as the holder of New Shares (and any Additional New Shares) issued to you;

•	declare that all details and statements in the Entitlement and Acceptance Form are complete and accurate;

•	declare you are over 18 years of age and have full legal capacity and power to perform all your rights and obligations under the Entitlement and Acceptance Form;

•

acknowledge that once the Company receives your Entitlement and Acceptance Form or any payment of Application Monies via BPAY, you may not withdraw your application or funds provided except as allowed by law;

•

agree to apply for and be issued up to the number of New Shares specified in the Entitlement and Acceptance Form, or for which you have submitted payment of any Application Monies via BPAY, including, in each case, any Additional New Shares, at the Offer Price per New Share;

•

authorise the Company, the Lead Manager, the Registry and their respective officers or agents to do anything on your behalf necessary for New Shares (and any Additional New Shares) to be issued to you, including to act on instructions of the Registry upon using the contact details set out in your Entitlement and Acceptance Form;

•	declare that you were the registered holder(s) at the Record Date of the Shares indicated on the Entitlement and Acceptance Form as being held by you on the Record Date;

•

acknowledge that the information contained in this booklet and your Entitlement and Acceptance Form is not investment advice or financial product advice nor have they been prepared without taking into account your investment objectives, financial circumstances or particular needs or circumstances. You acknowledge that this booklet and your Entitlement and Acceptance Form is not a recommendation that New Shares (including Additional New Shares) are suitable for you given your investment objectives, financial situation or particular needs;

•

acknowledge that this booklet is not a prospectus, product disclosure statement or disclosure document and does not contain all of the information that you may require in order to assess an investment in the Company and is given in the context of the Company’s past and ongoing continuous disclosure announcements to ASX;

•	acknowledge the statement of risks in the ‘Key risks’ section of the Investor Presentation and that investments in the Company are subject to risk;

•

acknowledge that none of the Company, the Lead Manager, or their respective related bodies corporate, affiliates or respective directors, officers, partners, employees, representatives, agents, consultants or advisers, guarantee the performance of the Company, nor do they guarantee the repayment of capital;

•

agree to provide (and direct your nominee or custodian to provide) any requested substantiation of your eligibility to participate in the Entitlement Offer and of your holding of Shares on the Record Date;

•	authorise the Company to correct any errors in your Entitlement and Acceptance Form or other form provided by you;

ME_162084538_1	Entitlement offer booklet | page 14

•

represent and warrant that the law of any place does not prohibit you from being given this booklet and the Entitlement and Acceptance Form, nor does it prohibit you from making an application for New Shares (or Additional New Shares); and

•	represent and warrant that your acceptance of the Entitlement Offer does not breach any laws in a jurisdiction outside Australia or New Zealand.

By completing and returning your personalised Entitlement and Acceptance Form or making a payment by BPAY, you will also be deemed to have acknowledged, represented and warranted on your own behalf and on behalf of each person on whose account you are acting that you are an Eligible Shareholder (as defined in the ‘Additional information’ section) or otherwise eligible to participate in the Entitlement Offer and:

•

you and each person on whose account you are acting are not in the United States or a U.S. Person and are not otherwise a person to whom it would be illegal to make an offer of or issue of New Shares or Additional New Shares under the Entitlement Offer and under any applicable laws and regulations;

•

the New Shares and Additional New Shares have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state or other jurisdiction in the United States, or in any other jurisdiction outside Australia or New Zealand and, accordingly, the New Shares or Additional New Shares may not be offered, sold or otherwise transferred, except in accordance with an available exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and any other applicable securities laws;

•	you and each person on whose account you are acting have not and will not send any materials relating to the Entitlement Offer to any person in the United States or to any U.S. Person;

•

if in the future you decide to sell or otherwise transfer the New Shares or Additional New Shares, you will only do so in regular way transactions on the ASX where neither you nor any person acting on your behalf know, or have reason to know, that the sale has been pre-arranged with, or that the purchaser is, a person in the United States or to a U.S. Person; and

•

if you are acting as a nominee or custodian, each beneficial holder on whose behalf you are submitting the Entitlement and Acceptance Form is not in the United States and is not a U.S. Person, and you have not sent this booklet, the Entitlement and Acceptance Form or any information relating to the Entitlement Offer to any such person.

8.	No withdrawals

You cannot withdraw your application once it has been accepted. Cooling-off rights do not apply to an investment in New Shares or Additional New Shares.

The Company reserves the right to withdraw the Entitlement Offer at any time before the issue of New Shares or Additional New Shares to Eligible Shareholders, in which case the Company will refund any Application Monies already received in accordance with the Corporations Act and will do so without interest being payable to applicants.

9.	Confirmation of your application and managing your holding

You may access information on your holding, including your Record Date balance and the issue of New Shares or Additional New Shares from this Entitlement Offer, and manage the standing instructions the Registry records on your holding on the Investor Centre website www.investorserve.com.au. To access the Investor Centre you will need your Security Reference Number (SRN) or Holder Identification Number (HIN) as shown on your Issuer Sponsored/CHESS statements and you will need to pass the security challenge on the site.

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10.	Mail or hand delivery

To participate in the Entitlement Offer, your payment must be received no later than the close of the Entitlement Offer, being 5.00pm (Sydney, Australia time) on 30 July 2019. If you make payment via cheque, bank draft or money order, you should mail or hand deliver your completed personalised Entitlement and Acceptance Form together with Application Monies to:

Mailing Address	Hand Delivery Address
Boardroom Pty Limited	Boardroom Pty Limited
GPO Box 3993	Level 12
Sydney NSW 2001	225 George Street
Sydney NSW 2000

Entitlement and Acceptance Forms and Application Monies will not be accepted at the Company’s registered or corporate offices, or other offices of the Registry.

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Additional information

This booklet (including the ASX announcements and the Investor Presentation reproduced in it) and the accompanying personalised Entitlement and Acceptance Form have been prepared by the Company. The information in this booklet is dated 9 July 2019.

No party other than the Company has authorised or caused the issue of the information in this booklet, or takes any responsibility for, or makes any statements, representations or undertakings in this booklet.

This information is important and requires your immediate attention.

You should read the information in this booklet carefully and in its entirety before deciding whether to invest in New Shares or Additional New Shares. In particular, you should consider the risk factors outlined in the ‘Key risks’ section of the Investor Presentation, which is included in this booklet, any of which could affect the operating and financial performance of the Company or the value of an investment in the Company.

You should consult your stockbroker, accountant, financial adviser, taxation adviser or other independent professional adviser to evaluate whether or not to participate in the Entitlement Offer.

The Company has applied to ASX for the grant of official quotation of the New Shares. It is expected that normal trading on ASX will commence in relation to New Shares and Additional New Shares issued under the Entitlement Offer on 7 August 2019. the Company will have no responsibility and disclaims all liability (to the maximum extent permitted by law, including for negligence) to persons who trade New Shares (or Additional New Shares, if any) before they are quoted on ASX or before they receive their confirmation of issue, whether on the basis of confirmation of the allocation provided by the Company, the Registry, the Lead Manager or otherwise. ASX accepts no responsibility for any statement in this booklet.

The Company reserves the right to not proceed with the IMM Capital Raising in its absolute discretion.

The IMM Capital Raising is being underwritten by Bell Potter Securities Limited. A summary of the terms of the underwriting agreement entered into between the Company and Bell Potter Securities Limited is set out below

Underwriting arrangements

On 9 July 2019, the Company entered into an underwriting agreement with Bell Potter Securities Limited, under which Bell Potter Securities Limited has agreed to manage the Entitlement Offer and fully underwrite the Entitlement Offer (Underwriting Agreement).

In accordance with the Underwriting Agreement and as is customary with these types of arrangements:

•

the Company has (subject to certain limitations) agreed to indemnify Bell Potter Securities Limited, its related bodies corporate and affiliates and their officers, employees, agents and advisers against losses suffered or incurred in connection with the Entitlement Offer;

•	the Company and Bell Potter Securities Limited have given representations, warranties and undertakings in connection with (among other things) the conduct of the Entitlement Offer;

•

Bell Potter Securities Limited may (in certain circumstances, including having regard to the materiality of the relevant event) terminate the Underwriting Agreement and be released from its obligations under it on the occurrence of certain events, including (but not limited to) where:

•

a statement contained in the offer materials is or becomes false, misleading or deceptive (including by omission) or likely to mislead or deceive or the offer materials omit any information they are required to contain (having regard to the relevant Corporations Act requirements);

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•	ASX announces that the Company will be removed from the official list or that any New Shares offered under the Entitlement Offer will be delisted or suspended from quotation by ASX for any reason;

•	the Company withdraws the Entitlement Offer;

•	there are adverse changes or disruptions to the financial markets of key countries or hostilities commence or escalate in key countries; or

•

there is an adverse change, or an event occurs which is likely to give rise to an adverse change, in the financial position or performance, shareholder’s equity, profits, losses, results, condition, operations or prospects of the Company.

Trading of New Shares

It is expected that trading on ASX of New Shares to be issued under the Entitlement Offer will commence on 7 August 2019 on a normal settlement basis.

1.	Eligible Shareholders

The information in this booklet contains an offer of New Shares to Eligible Shareholders in Australia and New Zealand and has been prepared in accordance with section 708AA of the Corporations Act.

Eligible Shareholders are those holders of Shares who:

•	are registered as a holder of Shares as at the Record Date[3];

•	have a registered address on the Company’s share register in Australia or New Zealand;

•	are not in the United States or a U.S. Person and not acting for the account or benefit of a person in the United States or a U.S. Person; and

•

are eligible under all applicable laws to receive an offer under the Entitlement Offer without a prospectus, disclosure document, product disclosure statement or any lodgement, filing, registration or qualification.

Shareholders who do not satisfy each of these criteria are ‘Ineligible Shareholders’. Ineligible Shareholders will be sent a letter in the form lodged with ASX on or about 9 July 2019.

The Company may (in its absolute discretion) extend the Entitlement Offer to any Shareholder in other foreign jurisdictions (subject to compliance with applicable laws).

The Company, in its absolute discretion, reserves the right to determine whether a shareholder is an Eligible Shareholder and is therefore able to participate in the Entitlement Offer, or an Ineligible Shareholder and is therefore unable to participate in the Entitlement Offer. The Company disclaims all liability to the maximum extent permitted by law in respect of any determination as to whether a Shareholder is an Eligible Shareholder or an Ineligible Shareholder.

By returning a completed Entitlement and Acceptance Form or making a payment by BPAY, you will be taken to have represented and warranted that you satisfy each of the criteria listed above. Eligible Shareholders who are nominees, trustees or custodians are therefore advised to seek independent professional advice as to how to proceed.

Persons acting as nominees for other persons must not take up any Entitlements on behalf of, or send any documents related to the Entitlement Offer to, any person in the United States.

[3]

In reliance on a confirmation provided by ASX, and for the purposes of determining Entitlements, the Company may ignore changes in security holdings which occur after the imposition of the trading halt in Shares on 5 July 2019 (other than registrations of transactions which were effected through ASX Trade before the trading halt).

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2.	Ineligible Shareholders

The Company has decided that it is unreasonable to make offers under the Entitlement Offer to holders of Shares who are in the United States or have registered addresses outside Australia and New Zealand (with certain exceptions consistent with clause (ii) of the second point in the definition of ‘Eligible Shareholder’), having regard to the number of such holders in those places and the number and value of the New Shares that they would be offered and the cost of complying with the relevant legal and regulatory requirements in those places.

Ineligible Shareholders are not eligible to participate in the Entitlement Offer due to securities law restrictions on the offer of New Shares in certain jurisdictions.

3.	Additional New Shares

Eligible Shareholders may also apply for Additional New Shares in excess of their Entitlement up to a maximum amount of $20,000. There is no guarantee you will receive the amount of Additional New Shares applied for, if any. The allocation of any Additional New Shares will be limited to the extent that there are sufficient New Shares from Eligible Shareholders who do not take up their full Entitlement.

Additional New Shares will only be allocated to Eligible Shareholders if and to the extent that the Company so determines, in its absolute discretion. The Company may apply any scale-back to applications for Additional New Shares in its absolute discretion.

If you apply for Additional New Shares then, the Excess Amount (if any) may be treated as an application to apply for as many Additional New Shares as your Excess Amount will pay for in full.

No Additional New Shares will be issued to a Shareholder which will result in them increasing their voting power in the Company above 20%.

4.	No cooling-off rights

Cooling-off rights do not apply to an investment in New Shares or Additional New Shares. You cannot withdraw your application once it has been accepted.

5.	Rounding of Entitlements

Where fractions arise in the calculation of Entitlements, they will be rounded to the nearest whole number of New Shares.

6.	No Entitlements trading

Entitlements are non-renounceable and cannot be traded on ASX or any other exchange, nor can they be privately transferred.

7.	Not investment advice or financial product advice

The Entitlement Offer to which the information in this booklet relates is being made in reliance on section 708AA of the Corporations Act. The information in this booklet is not a prospectus, product disclosure statement, disclosure document or other offering document under the Corporations Act (or any other law) and has not been lodged with the Australia Securities and Investments Commission.

The information in this booklet does not purport to contain all the information that you may require to evaluate a possible application for New Shares or Additional New Shares, nor does it contain all the information which would be required in a prospectus or product disclosure statement prepared in accordance with the requirements of the Corporations Act. It should be read in conjunction with the Company’s other periodic statements and continuous disclosure announcements lodged with ASX, which are available at www.asx.com.au.

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The information in this booklet is also not financial product advice and has been prepared without taking into account your investment objectives, financial circumstances or particular needs or circumstances. the Company is not licensed to (and does not) provide financial product advice in respect of the New Shares.

The information in this booklet does not take into account the investment objectives, financial situation or needs of you or any particular investor. Before deciding whether to apply for New Shares or Additional New Shares, you should consider whether they are a suitable investment for you in light of your own investment objectives and financial circumstances and having regard to the merits or risks involved. You should conduct your own independent review, investigation and analysis of Shares the subject of the Entitlement Offer. If, after reading this booklet, you have any questions about the Entitlement Offer, you should contact your stockbroker, accountant, financial adviser, taxation adviser or other independent professional adviser.

8.	Foreign jurisdictions

The information in this booklet has been prepared to comply with the applicable requirements of the securities laws of Australia and New Zealand.

The information in this booklet does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer. No action has been taken to register or qualify the Entitlement Offer, New Shares or the Additional New Shares, or otherwise permit a public offering of the New Shares or Additional New Shares, in any jurisdiction outside of Australia and New Zealand. Return of the personalised Entitlement and Acceptance Form or your BPAY payment will be taken by the Company to constitute a representation by you that there has been no breach of any laws of a jurisdiction outside Australia or New Zealand.

The distribution of this booklet (including an electronic copy) outside Australia and New Zealand may be restricted by law. If you come into possession of this booklet, you should observe such restrictions and should seek your own advice on such restrictions. Any non-compliance with these restrictions may contravene applicable securities laws.

Refer to the ‘International Selling Restrictions’ in the Appendix to the Investor Presentation, which is attached as Annexure A to this booklet for more information.

8.1	New Zealand

The New Shares and Additional New Shares are not being offered within New Zealand other than to existing Shareholders of the Company with registered addresses in New Zealand to whom the offer of the New Shares and Additional New Shares is being made in reliance on the Financial Markets Conduct Act 2013 and Financial Markets Conduct (Incidental Offers) Exemption Notice 2016.

This booklet has been prepared in compliance with Australian law and does not constitute a New Zealand product disclosure statement or other disclosure document and has not been registered, filed with or approved by any New Zealand regulatory authority under or in connection with the Financial Markets Conduct Act 2013 (NZ). Participation in New Zealand in the Entitlement Offer is open only to persons to whom financial products may be offered in New Zealand pursuant to the Financial Markets Conduct (Incidental Offers) Exemption Notice 2016 (or any replacement of that notice).

8.2	United States

This booklet and any material accompanying it may not be released or distributed in the United States. This booklet and any material accompanying it do not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. The New Shares and Additional New Shares have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state or other jurisdiction of the United States. The New Shares and Additional New Shares may not be offered or sold in the United States or to U.S. Persons except in transactions exempt from, or not subject to the registration requirements of the U.S. Securities Act and the applicable securities laws of any state or other jurisdiction of the United States.

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9.	Governing law

The information in this booklet, the Entitlement Offer, and dealings in the Entitlements and the contracts formed on acceptance of the Entitlement Offer pursuant to the personalised Entitlement and Acceptance Forms are governed by the law applicable in New South Wales, Australia. Each shareholder who applies for New Shares or Additional New Shares submits to the non-exclusive jurisdiction of the courts of New South Wales, Australia.

10.	Taxation

Set out below is a general summary of the potential Australian income tax implications (including capital gains tax (CGT), goods and services tax (GST) and stamp duty implications) of the Entitlement Offer for Eligible Shareholders:

•	limited to individuals, complying superannuation entities and certain companies, trusts or partnerships;

•	who are residents of Australia for income tax purposes; and

•	who hold their Shares, New Shares and Additional New Shares (if applicable) on capital account.

The summary below does not deal with the tax implications for Eligible Shareholders who are not residents of Australia for income tax purposes. It also does not deal with the tax implications for Eligible Shareholders:

•

who hold their Shares, New Shares and Additional New Shares (if applicable) as in a business of share trading, dealing in securities or otherwise hold their existing Shares, New Shares and Additional New Shares (if applicable) as revenue assets or trading stock such as banks, insurance companies and taxpayers carrying on a business of share trading;

•	have acquired their Shares for the purposes of resale at a profit;

•

are subject to the Taxation of Financial Arrangements (TOFA) provisions in Division 230 of the Income Tax Assessment Act 1997 (Cth) in relation to the holding of Shares, New Shares and Additional New Shares (if applicable); or

•	who acquired their Shares, New Shares and Additional New Shares (if applicable) under an arrangement that constitutes an ‘employee share scheme’ for Australian tax purposes.

It is intended as a general guide only and is not an authoritative or complete statement of all potential tax implications for each Eligible Shareholder.

The summary below is not advice and should not be relied on as such. It also does not take account of any individual circumstances of any particular Eligible Shareholder. Taxation is a complex area of law and the taxation consequences for each Eligible Shareholder may differ depending on their own particular circumstances.

Accordingly, Eligible Shareholders should seek specific advice applicable to their own particular circumstances from their own financial or tax advisers.

The summary below is based on the law in effect as at the date of this booklet. Future changes in Australian taxation law, including changes in interpretation or application of the law by the courts or taxation authorities in Australia, may affect taxation treatment of an investment in Shares or the holding and disposal of Shares.

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Issue of Entitlements

The issue of the Entitlements should not itself result in any amount being included in the assessable income of an Eligible Shareholder.

Entitlements not taken up

Any Entitlement not taken up under the Entitlement Offer will lapse and the Eligible Shareholder will not receive any consideration as a result of the expiration of the Entitlement. On this basis, in these circumstances, there should not be any tax implications for an Eligible Shareholder.

Sale of Entitlements

There is no opportunity for Eligible Shareholders to sell their Entitlements.

Exercise of Entitlements

For Eligible Shareholders who exercise their Entitlements and are allocated New Shares:

•	the Entitlements will cease to exist and a CGT event will occur, but any capital gain or loss made on the exercise of the Entitlement should be disregarded for tax purposes;

•	the New Shares acquired as a result of exercising the Entitlements will be treated for CGT purposes as having been acquired on the day on which the Entitlements are exercised; and

•	the New Shares should have a cost base for CGT purposes equal to:

•

where the Eligible Shareholder’s existing Shares were acquired (or are taken to be acquired) on or after 20 September 1985, the Offer Price payable by them for those New Shares plus certain non-deductible incidental costs they incur in acquiring them; or

•

where the Eligible Shareholder’s existing Shares were acquired (or are taken to be acquired) before 20 September 1985, the sum of the market value of the Entitlements when they were exercised and the Offer Price payable by them for those New Shares plus certain non-deductible incidental costs they incur in acquiring them.

New Shares

Eligible Shareholders who exercise their Entitlements will acquire New Shares. Any future dividends or other distributions made in respect of those New Shares will be subject to the same taxation treatment as dividends or other distributions made on Shares held in the same circumstances.

On any future disposal of New Shares, Eligible Shareholders may make a capital gain or capital loss, depending on whether the capital proceeds of that disposal are more than the cost base or less than the reduced cost base of those shares. The cost base of those shares is described above.

Any capital gain arising to Eligible Shareholders who are individuals and trusts (other than trusts that are complying superannuation funds) can generally be reduced by 50% (after first offsetting current year or prior year capital losses from other asset disposals) if the New Shares or Additional New Shares are held for at least 12 months between the date the New Shares or Additional New Shares (as applicable) are acquired and the date of disposal. For Eligible Shareholders which are complying superannuation funds, any capital gain can generally be reduced by one-third (after first offsetting current year or prior year capital losses from other asset disposals) if the New Shares or Additional New Shares are held for at least 12 months between the date the New Shares or Additional New Shares (as applicable) are acquired and the date of disposal. The CGT discount is not available to Eligible Shareholders that are companies.

Capital losses may only be offset against capital gains realised in the same income year or future income years, subject to certain loss recoupment tests being satisfied. Capital losses cannot be offset against other assessable income. As with capital gains, where the Eligible Shareholder realising the capital loss is a partnership, the partners of that partnership (and not the partnership itself) should ordinarily be treated as realising the capital loss (in their proportionate shares).

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New Shares will be treated for the purposes of the CGT discount as having been acquired when the Eligible Shareholder exercised the Entitlement to subscribe for them. Additional New Shares will be treated for the purposes of the CGT rules as having been acquired when the Company issues or allots those Additional New Shares.

Taxation of Financial Arrangements (TOFA)

Australian income tax law includes specific TOFA rules. In summary, the TOFA rules can operate to make assessable or deductible, gains or losses arising from certain ‘financial arrangements’.

As the application of the TOFA rules is dependent on the particular facts and circumstances of the taxpayer, Eligible Shareholders should obtain their own advice in relation to the potential applicability of the TOFA rules, in light of their own individual facts and circumstances.

Other Australian taxes

No GST should be payable in respect of the grant, exercise or sale of the Entitlements or the acquisition of New Shares or Additional New Shares. Subject to certain requirements, there may be a restriction on the entitlement of Eligible Shareholders to claim an input tax credit for any GST incurred on costs associated with the acquisition of New Shares (such as costs relating to professional advice obtained by shareholders regarding the Entitlement). This will depend on each Eligible Shareholder’s particular circumstances and as such this should be reviewed by shareholders prior to making any claim.

No stamp duty should be payable by Eligible Shareholders in respect of the taking up of New Shares and Additional New Shares (if applicable) under the Entitlement Offer on the assumption that all acquisitions occur when all of the securities in the Company are quoted on the market operated by the ASX and no Shareholder (together with interests of associated persons and interests acquired under associated transactions) holds an interest of 90% or more in the Company.

11.	Financial data

All dollar values in this booklet are in Australian dollars ($ or A$) unless otherwise stated.

12.	Information availability

Eligible Shareholders in Australia and New Zealand can obtain a copy of this booklet during the Entitlement Offer period by calling the IMM Offer Information Line on 1300 737 760 (within Australia) or +61 2 9290 9600 (from outside Australia) at any time from 8.30am to 5.30pm (Sydney, Australia time) Monday to Friday during the Entitlement Offer period. Persons who access the electronic version of this booklet should ensure that they download and read the information in this booklet in its entirety. The electronic version of this booklet on the Company’s website will not include a personalised Entitlement and Acceptance Form.

A replacement Entitlement and Acceptance Form can be requested by calling the IMM Offer Information Line or obtained online by visiting the website at www.investorserve.com.au during the Entitlement Offer period. Neither this booklet nor the accompanying Entitlement and Acceptance Form may be distributed to or relied upon by, persons that are in the United States or otherwise distributed in the United States.

13.	Forward-looking statements and future performance

Neither the Company, its officers, employees, agents, associates and advisers, nor any other person warrants or guarantees the future performance of the New Shares or Additional New Shares or any return on any investment made pursuant to the information in this booklet. Forward-looking statements, opinions and estimates provided in the information in this booklet are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current market conditions.

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Any forward-looking statements including projections, guidance on sales, earnings, dividends, and other estimates are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They are subject to known and unknown risks, uncertainties and assumptions, many of which are outside the control of the Company and the board of directors of the Company, including the risks described in the accompanying Investor Presentation, which could cause actual results, performance or achievements to differ materially from future results, performance or achievements expressed or implied by any forward looking statements in this booklet.

14.	Past performance

Past performance and pro-forma historical financial information given in this booklet is provided for illustrative purposes only and is not, and should not be relied upon as, an indication of future performance. The historical information in this booklet is, or is based upon, information that has been released to the market. For further information, please see past announcements released to ASX.

15.	Disclaimer of representations

No person is authorised to give any information, or to make any representation, in connection with the Entitlement Offer that is not contained in this booklet. Any information or representation that is not in this booklet may not be relied on as having been authorised by the Company, or its related bodies corporate, in connection with the Entitlement Offer.

Except as required by law, and only to the extent so required, none of the Company, or any other person, warrants or guarantees the future performance of the Company or any return on any investment made pursuant to this booklet.

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Glossary

Term	Meaning
Additional New Share	means New Shares applied for by an Eligible Shareholder in excess of their Entitlement up to a maximum of $20,000

Application Monies	means the aggregate amount payable for New Shares (including Additional New Shares) applied for through BPAY or in a duly completed Entitlement Acceptance Form

ASIC	means the Australian Securities and Investments Commission

ASX	means ASX Limited (ABN 98 008 624 691) or the financial products market operated by that entity known as the Australian Securities Exchange

ASX Listing Rules	means the official listing rules of ASX, as amended or replaced from time to time except to the extent of any waiver granted by ASX

Boardroom	means Boardroom Pty Limited

CGT	means Capital Gains Tax

CHESS	means Clearing House Electronic Sub-register System operated in accordance with the Corporations Act

Company or IMM	means Immutep Limited

Corporations Act	Corporations Act 2001 (Cth)

CRN	Customer Reference Number

Eligible Shareholder	means a holder of Shares who satisfies the definition outlined in Section 1 of the ‘Additional information’ section of this booklet

Entitlement	means the entitlement to 1 New Share for every 11.8 Shares held on the Record Date, pursuant to the Entitlement Offer

Entitlement and Acceptance Form	means the personalised entitlement and acceptance from accompanying this booklet which Eligible Shareholders may use to apply for New Shares

Entitlement Offer	means a 1 for 11.8 renounceable entitlement offer of New Shares at the Offer Price

Excess Amount	means for an applicant under the Entitlement Offer, amounts received by the Company in excess of the applicant’s full Entitlement

GST	means Goods and Services Tax

IMM Offer Information Line

means the IMM Offer Information Line available between 8:30am and 5:30pm (Sydney, Australia time) Monday to Friday during the period from and including the date on which the Entitlement Offer opens until and including the date on which it closes (Entitlement Offer period):

Within Australia: 1300 737 760

Outside Australia: +61 2 9290 9600

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Ineligible Shareholder	means a holder of Shares that is not an Eligible Shareholder

Investor Presentation	means the investor presentation relating to the Entitlement Offer, which was released to ASX by the Company on 9 July 2019

Lead Manager	means Bell Potter Securities Limited

New Share	means a Share on offer under the Entitlement Offer

Offer Price	means $0.021 per New Share

Record Date	means 7.00pm (Sydney, Australia time) on 12 July 2019

Registry	means Boardroom Pty Limited

Share	means a fully paid ordinary share in IMM

Shareholder	means a shareholder in the Company at the Record Date

TOFA	means Taxation of Financial Arrangements

U.S. Person	means a U.S. person as defined in Rule 902(k) under the U.S. Securities Act

U.S. Securities Act	means the United States Securities Act of 1933, as amended

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Corporate directory

Registered office

Immutep Limited

Level 12, 95 Pitt Street

SYDNEY NSW

AUSTRALIA 2000

Website

https://www.immutep.com

Stock exchange listing

The Company’s Shares are listed on ASX (code “IMM”)

Australian legal adviser

MinterEllison

Level 40

Governor Macquarie Tower

One Farrer Place

Sydney NSW 2000

Registry

Boardroom Pty Limited

225 George St

Sydney NSW 2000

Tel (within Australia): 1300 737 760

Tel (outside Australia): +61 9290 9600

IMM Offer Information Line

Australia 1300 737 760

International +61 2 9290 9600

Open 8.30am to 5.30pm (Sydney time) Monday to Friday during the Entitlement Offer period

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Annexure A – Investor Presentation

ME_162084538_1	Entitlement offer booklet | page 28

A global leadr in developing LAG-3 therapeutics Capital Raising Presentation July 2019 (ASX: IMM, NASDAQ: IMMP) Not for release to US wire services or distribution in the United States Notice & Disclaimer The following notice and disclaimer applies to this investor presentation (Presentation) and you are therefore advised to read this carefully before reading or making any other use of this Presentation or any information contained in this Presentation. By accepting this Presentation you represent and warrant that you are entitled to receive the Presentation in accordance with the restrictions, and agree to be bound by the limitations, contained within it. This Presentation has been prepared by Immutep Limited ACN 009 237 889 ( Company) and is dated 9 July 2019. This Presentation has been prepared in connection with the Company’s proposed pro rata non-renounceable entitlement offer of new fully paid ordinary shares (New Shares) to certain eligible shareholders of the Company (Entitlement Offer) and the associated placement of New Shares to institutional and sophisticated investors (Placement and together with the Entitlement Offer, the Offer) . The Placement is being conducted under section 708A of the Corporations Act 2001 (Cth) (Corporations Act) and the Entitlement Offer is being made under section 708AA of the Corporations Act (as modified by the Australian Securities and Investments Commission Corporations (Non-Traditional Rights Issues) Instrument 2016/84). Summary information This Presentation contains summary information about the Company and its subsidiaries (Group) and their respective business activities which is current as at the date of this Presentation. The information in this Presentation is of a general nature and does not purport to be complete nor does it contain all information which a prospective investor may require in evaluating a possible investment in the Company or that would be required in a prospectus or product disclosure statement prepared in accordance with the requirements of the Corporations Act. This presentation should be read in conjunction with the Company’s other periodic and continuous disclosure information lodged with the ASX, which are available at www.asx.com.au. Certain market and industry data used in connection with this Presentation may have been obtained from research, surveys or studies conducted by third parties, including industry or general publications. None of the Company, its representatives or advisers have independently verified any such market or industry data provided by third parties or industry or general publications. Not an offer This Presentation is for information purposes only and is not a prospectus, disclosure document, product disclosure statement or other offering document under Australian law or any other law (and will not be lodged with the Australian Securities and Investments Commission ( ASIC)). This Presentation is not and should not be considered an offer or an invitation to acquire entitlements or New Shares or any other financial products. The Entitlement Offer will be made on the basis of the information contained in the entitlement offer booklet to be prepared for eligible shareholders of the Company in Australia and New Zealand (Offer Booklet) and made available following its lodgement with ASX. Any eligible shareholder in Australia or New Zealand who wishes to participate in the Entitlement Offer should consider the Offer Booklet before deciding whether to apply for New Shares under the Entitlement Offer. Anyone who wishes to apply for New Shares under the Entitlement Offer will need to apply in accordance with the instructions contained in the Offer Booklet and the entitlement and acceptance form. This Presentation is not and should not be considered an offer or an invitation to acquire the New Shares or any other financial products and does not and will not form any part of any contract for the acquisition of the New Shares. The distribution of this Presentation outside Australia may be restricted by law and any such restrictions should be observed. In particular, this Presentation does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States. The New Shares have not been registered under the US Securities Act of 1933 and may not be offered or sold in the United States or to US Persons (as defined in Rule 902(k) under the US Securities Act) except in transactions registered under the US Securities Act or pursuant to an exemption from, or in transactions not subject to, the registration requirements of the US Securities Act of 1933 and any applicable US state securities laws. Any failure to comply with such restrictions may constitute a violation of applicable securities laws (see International Selling Restrictions in the Appendix of this Presentation). By accepting this Presentation you represent and warrant that you are entitled to receive such presentation in accordance with the above restrictions and agree to be bound by the limitations contained therein. 2

Notice & Disclaimer Not financial product advice This Presentation does not constitute financial product or investment advice or any recommendation to acquire New Shares or accounting, legal or tax advice. Each recipient of the Presentation should make its own enquiries and investigations regarding all information in this Presentation including but not limited to the assumptions, uncertainties and contingencies which may affect future operations of the Group and the impact that different future outcomes might have on the Group. Information in this Presentation is not intended to be relied upon as advice to investors or potential investors and has been prepared without taking account of any person’s individual investment objectives, financial situation or particular needs. Before making an investment decision, prospective investors should consider the appropriateness of the information having regard to their own investment objectives, financial situation and needs and seek legal, accounting and taxation advice appropriate to their jurisdiction. The Company is not licensed to provide financial product advice in respect of the New Shares. Cooling off rights do not apply to the acquisition of New Shares under the Offer. Investment risk An investment in New Shares is subject to known and unknown risks, some of which are beyond the control of the Company, including possible delays in repayment and loss of principal and income invested. The Company does not guarantee any particular rate of return or the performance of the Group, nor does it guarantee the repayment of capital from the Company or any particular tax treatment. Persons should have regard to the risk factors outlined in this Presentation. Financial data All dollar values are in Australian dollars (A$ or AUD) unless otherwise stated. Past performance The operating and historical financial information given in this document is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on the future performance of the Group. You should note that past performance of the cannot be relied upon as an indicator of (and provides no guidance as to) future performance. This Presentation includes certain historical financial information extracted from the Company’s audited consolidated financial statements, and pro forma historical financial information of the Company, which is derived from such financial statements and has been adjusted to reflect the matters set out in this presentation (collectively, the Historical Financial Information). The Historical Financial Information has been prepared and presented in accordance with the measurement and recognition principles of the Australian Accounting Standards (including the Australian Accounting Interpretations) (AAS). The Historical Financial Information is presented in an abbreviated form insofar as it does not include all the presentation and disclosures, statements or comparative information as required by the AAS and other mandatory professional reporting requirements applicable to general purpose financial reports prepared in accordance with the Corporations Act. Neither the pro forma Historical Financial Information nor the adjustment made to prepare it have been audited. Recipients of this Presentation should note that this Presentation contains a pro forma historical balance sheet (to reflect, among other things, the impact of the Offer). The pro forma historical financial information and the Historical Financial Information provided in this Presentation is for illustrative purposes only and is not represented as being indicative of the Company’s views on its future financial condition and/or performance. Recipients of this Presentation should also be aware that certain financial data included in this Presentation is “non-IFRS financial information” under Regulatory Guide 230 Disclosing non-IFRS financial information published by ASIC. The Company believes this non-IFRS financial information provides, and these non-GAAP financial measures provide, useful information to users in measuring the financial performance and conditions of the Company. The non-IFRS financial information does not have a standardised meaning prescribed by AAS and, therefore, may not be comparable to similarly titled measures presented by other entities, nor should it be construed as an alternative to other financial measures determined in accordance with AAS. Recipients of this Presentation investors are cautioned, therefore, not to place undue reliance on any non-IFRS financial information and ratios included in this Presentation.The pro forma historical financial information has been prepared by the Company in accordance with the measurement and recognition requirements, but not the disclosure requirements, of applicable accounting standards and other mandatory reporting requirements in Australia. Effect of rounding A number of figures, amounts, percentages, estimates and calculations of value in this Presentation are subject to the effect of rounding. 3 Notice & Disclaimer Forward-looking statements and forecasts This Presentation contains certain “forward-looking statements” that are based on management’s beliefs, assumptions and expectations and on information currently available to management. Forward-looking statements can generally be identified by the use of forward- looking words such as, “expect”, “anticipate”, “likely”, “intend”, “should”, “could”, “may”, “predict”, “plan”, “propose”, “will”, “believe”, “forecast”, “estimate”, “target” “outlook”, “guidance” and other similar expressions within the meaning of securities laws of applicable jurisdictions and include, but are not limited to, the outcome and effects of the Offer and the use of proceeds. Indications of, and guidance or outlook on, future earnings or financial position or performance are also forward -looking statements. You are cautioned not to place undue reliance on forward-looking statements. Any such statements, opinions and estimates in this Presentation, including the current trading outlook, speak only as of the date hereof and are based on assumptions and contingencies subject to change without notice, as are statements about market and industry trends, projections, guidance and estimates. Forward-looking statements are provided as a general guide only. The forward-looking statements contained in this Presentation are not indications, guarantees or predictions of future performance and involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of the Group, and may involve significant elements of subjective judgement and assumptions as to future events which may or may not be correct. Refer to the “Key Risks” in section of this Presentation for a non-exhaustive summary of certain general and specific risk factors that may affect the Group. There can be no assurance that actual outcomes will not differ materially from these forward-looking statements. A number of important factors could cause actual results or performance to differ materially from the forward-looking statements, including the risk factors set out in this Presentation. Investors should consider the forward-looking statements contained in this Presentation in light of those risks and disclosures. The forward-looking statements are based on information available to the Company as at the date of this Presentation. No representation, warranty or assurance (express or implied) is given or made in relation to any forward-looking statement by any person (including the Company or any of its advisers). In particular, no representation, warranty or assurance (express or implied) is given that the occurrence of the events expressed or implied in any forward-looking statements in this Presentation will actually occur. Actual operations, results, performance, production targets or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Except as required by law or regulation (including the ASX Listing Rules), the Company disclaims any obligation or undertaking to update forward-looking statements in this Presentation to reflect any changes in expectations in relation to any forward-looking statement or change in events, circumstances or conditions on which any statement is based. Disclaimer Neither Bell Potter Securities Limited (Lead Manager), nor any of its or the Company’s respective advisers or any of their respective affiliates, related bodies corporate, directors, officers, partners, employees and agents, have authorised, permitted or caused the issue, submission, dispatch or provision of this Presentation and, except to the extent referred to in this Presentation, none of them makes or purports to make any statement in this Presentation and there is no statement in this Presentation which is based on any statement by any of them. For the avoidance of doubt, the Lead Manager and its advisers, affiliates, related bodies corporate, directors, officers, partners, employees and agents have not made or purported to make any statement in this Presentation and there is no statement in this Presentation which is based on any statement by any of them. To the maximum extent permitted by law, the Company and the Lead Manager and their respective advisers, affiliates, related bodies corporate, directors, officers, partners, employees and agents exclude and disclaim all responsibility and liability, including, without limitation, for negligence or for any expenses, losses, damages or costs incurred by you as a result and the information in this Presentation being inaccurate or incomplete in any way for any reason, whether by negligence or otherwise. To the maximum extent permitted by law, the Company and the Lead Manager and their respective advisers, affiliates, related bodies corporate, directors, officers, partners, employees and agents make no representation or warranty, express or implied, as to the currency, accuracy, reliability or completeness of information in this Presentation and, with regards to the Lead Manager, it and its advisers, affiliates, related bodies corporate, directors, officers, partners, employees and agents take no responsibility for any part of this Presentation or the Offer. The Lead Manager and its advisers, affiliates, related bodies corporate, directors, officers, partners, employees and agents make no recommendations as to whether you or your related parties should participate in the Offer nor do they make any representations or warranties to you concerning the Offer, and you represent, warrant and agree that you have not relied on any statements made by the Lead Manager, or its advisers, affiliates, related bodies corporate, directors, officers, partners, employees or agents in relation to the Offer and you further expressly disclaim that you are in a fiduciary relationship with any of them. Statements made in this Presentation are made only as at the date of this Presentation. The information in this Presentation remains subject to change without notice. The Company reserves the right to withdraw the Offer or vary the timetable for the Offer without notice. 4

Capital Raising Capital Raising Overview Immutep has conducted an approximately A$10.0 million capital raising Capital Raising Structure: A$4.0 million Placement to institutional investors in Australia and eligible offshore institutional investors A$6.0 million underwritten 1 for 11.8 Entitlement Offer to existing eligible shareholders at the record date of 7.00 pm, Friday 12 July 2019* The offer price of A$0.021 per share under the Placement and Entitlement Offer represents a 16.7% discount to the 5 day VWAP over the 5 days up to and including 4 July 2019 Use of Proceeds: Description A$m Clinical development 6.2 Manufacturing 0.4 Regulatory Affairs 0.4 Working Capital 3.0 Total 10.0 * Eligible shareholders may apply for new shares in excess of their entitlement under the Entitlement Offer up to a maximum of $20,000. There is no guarantee that any additional shares applied for will be issued and the Company may scale back applications for additional new shares at its absolute discretion. 6

Outlook and Catalysts

Eftilagimod Alpha:

- **Phase II: TACTI-002** in non-small cell lung carcinoma (NSCLC) first data in **Q3 2019**
- **Phase I: INSIGHT** (Pfizer) program updates & data in solid tumors: **Q4 2019 and Q1 2020 (and in the subsequent quarters)**
- **Phase I: TACTI-mel** in Melanoma: final assessment **end of 2019**
- **Phase IIb: AIPAC** progression free survival & overall response rate data in metastatic breast cancer **Q1 2020**

Partnership updates:

- **GSK**: Potential for **near term** milestone payment
- **Novartis**: potential for data presentations **within next 12 months**
- **EOC**: program updates for China in **within next 12 months**

Other:

- **IMP761** updates, grants, IP, general LAG-3 development

7

Capital Raising Timetable

Indicative timetable for the capital raising is provided below

Placement and Entitlement Offer announced and Company resumes trading on ASX	Pre-market open, Tuesday 9 July 2019
Record date for non-renounceable Entitlement Offer	Friday, 12 July 2019
Entitlement Offer opens	Tuesday, 16 July 2019
Settlement of new shares to be issued under Placement	Tuesday, 16 July 2019
Issue of new shares under Placement	Wednesday, 17 July 2019
Entitlement offer closes	Tuesday, 30 July 2019
Issue of new shares under the Entitlement Offer	Tuesday, 6 August 2019

8

Investment Highlights Global leader in developing LAG-3 therapeutics for immuno-oncology and autoimmune diseases Broad portfolio of LAG-3 product candidates developed by Company Deep expertise and IP in the LAG-3 immune control mechanism Track record of executing partnering deals with industry leaders, including Merck (MSD), Pfizer/ Merck KGaA, GSK and Novartis 9 Company Overview

Company Snapshot

immutep
LAG-3 IMMUNOTHERAPY

- Globally active biotechnology company with operations in Australia, Europe and U.S.
- Four LAG-3 related candidates in immuno-oncology and autoimmune disease
  - Two out-licensed: LAG525 (Novartis) & GSK'781 (GSK)
  - Two controlled by Immutep: Eftilagimod Alpha (efti or IMP321)* & IMP761
- Committed partnerships with five of the world's largest pharmaceutical companies - Merck (MSD), Pfizer / Merck KGaA, Novartis and GSK

Capital Structure

Ticker symbols	IMM (Australian Securities Exchange) IMMP (NASDAQ)
Securities on issue[1] (as at 28 June 2019)	3.39 billion ordinary shares 11.1 million American Depository Shares (ADSs)
Cash & Term Deposits (as at 31 March 2019)	A$21 million (US$15 million)
Market Cap[2] (as at 28 June 2019)	A$85 million (US$59 million)
Avg. Vol. (3 months) (as at 27 June 2019)	2.1 million ordinary shares on ASX 46 k ADSs[1] on NASDAQ

Notes:
(1) Each ADS represents 100 ordinary shares
(2) Market capitalization based on ASX share price. For a detailed summary of all securities on issue refer to latest Appendix 3B released on ASX

Shareholder Base


33%
67%
Australian Securities Exchange
Nasdaq

*EOC, an affiliate of Eddingpharm holds the Chinese rights for efti via a licensing agreement that is revenue bearing to Immutep.

11

Directors & Officers

immutep
LAG-3 IMMUNOTHERAPY



Russell J. Howard, PhD, Non-Executive Chairman
Scientist, executive manager and entrepreneur; previously CEO of Maxygen & Oakbio, positions at NIH, DNAX, Affymax



Pete A Meyers, Non-Executive Director & Deputy Chairman
Current Chief Financial Officer of Eagle Pharmaceuticals, Inc.; previously CFO of Motif Bio; previously Co-Head of Global Health Care Investment Banking at Deutsche Bank



Grant Chamberlain, Non-Executive Director
20+ years in investment banking; current partner of One Ventures; previously Head of Mergers and Acquisitions and Financial Sponsors Australia at Bank of America Merrill Lynch



Marc Voigt, Executive Director & Chief Executive Officer
20+ years in leading positions in finance, venture capital and biotech industry



Prof. Frédéric Triebel, MD PhD, CSO & CMO
Clinical haematologist, and PhD in immunology (Paris University) and successfully developed several research programs in immunogenetics and immunotherapy, leading to 144 publications and 16 patents



Deanne Miller, Chief Operating Officer, General Counsel & Company Secretary
Lawyer; previous positions at RBC Investor Services, Westpac, Macquarie and ASIC



Jay Campbell, Chief Business Officer
Previously Senior Director of Business Development and Investor Relations at Kolltan Pharmaceuticals, Inc.; positions at Maxim Group, Royal Bank of Scotland, ABN AMRO, Rothschild, and Schroders

12

Multiple Value Drivers

immutep
LAG-3 IMMUNOTHERAPY

Out-licensed Immunotherapy

Novartis - LAG525 / IMP701 (fully funded by Novartis)

- 5 ongoing Phase I/II clinical trials for various cancer indications
- Potential for further milestone payments

GlaxoSmithKline - GSK2831781 / IMP731 (fully funded by GSK)

- GSK pursuing proof of concept study in ulcerative colitis; Phase II study recruiting
- Potential for near term milestone payments

Immutep Controlled Immunotherapy

Eftilagimod Alpha (efti or IMP321) - Lead candidate

- Phase IIb AIPAC study recruitment completed: 226 patients. Primary endpoint readout expected Q1 of calendar year 2020; potential pivotal study
- Recruitment of Phase II TACTI-002 trial being conducted in conjunction with Merck: data release in mid 2019 and 2020
- TACTI-mel fully recruited Phase I trial: ongoing data released in 2019
- INSIGHT & INSIGHT-004 (Pfizer / Merck KGaA) Phase I trial: patient recruitment progressing, data in 2019 and 2020

IMP761

- IMP761: positive pre-clinical data released, progressing towards Phase I study

Other

- Intellectual property / Grants

13

LAG-3 Platform Technology

immutep
LAG-3 IMMUNOTHERAPY

Out-Licensed Immunotherapy		Immutep Controlled Immunotherapy	
LAG525 (Antagonist AB)	GSK'781 (Depleting AB)	Eftilagimod Alpha (LAG-3Ig or IMP321)	IMP761 (Agonist AB)
Immuno Oncology •Solid tumors + blood cancer (IO-IO Combo) •Triple negative breast cancer (Chemo-IO Combo) •Melanoma (IO-IO-Small Molecule Combo) •Solid tumors (IO-IO Combo) •Triple negative breast cancer (Chemo-IO-Small Molecule Combo) •Licensed to Novartis for upfront payment with ongoing milestone and royalties Clinical trials fully funded by Novartis	Autoimmune Diseases •Ulcerative colitis •Psoriasis •Licensed to GSK for upfront payment with ongoing milestone payments and royalties Clinical trials fully funded by GSK	Immuno Oncology •AIPAC Metastatic breast cancer (Chemo-IO Combo) •TACTI-002: Non-small cell lung carcinoma (NSCLC) and Head and neck squamous cell carcinoma (HNSCC) (IO-IO Combo) (Merck) •TACTI-mel: Melanoma (IO-IO Combo) •INSIGHT-004:Solid tumors (IO-IO Combo) (Pfizer/Merck KGaA) •INSIGHT: Solid tumors (In situ Immunization) •EOC 202: Metastatic breast cancer (Chemo-IO Combo)	Autoimmune Diseases •Preclinical stage •Results in novel NHP model •Cell line development ongoing

14

Out-Licensed Immunotherapy Pipeline

immutep
LAG-3 IMMUNOTHERAPY



Program
Preclinical
Phase I
Phase II
Late Stage
Commercial Rights/Partners
Oncology
LAG525 (Antagonist AB)
IO-IO Combo: Solid Tumors + Blood Cancer
Chemo-IO Combo: Triple Negative Breast Cancer
IO-IO-Small Molecule Combo: Melanoma
IO-IO Combo: Solid Tumors
Chemo-IO-Small Molecule Combo: Triple Negative Breast Cancer
Global Rights
NOVARTIS
Autoimmune Diseases
GSK'781 (Depleting AB)
Ulcerative Colitis
Phase I study in(1) psoriasis
Global Rights
gsk

Notes
(1) Reflects completed Phase I study in healthy volunteers and psoriasis.

15

Immutep Controlled Immunotherapy Pipeline*

immutep
LAG-3 IMMUNOTHERAPY



Program
Preclinical
Phase I
Phase II
Late Stage(5)
Commercial Rights/Partners
Oncology
Eftilagimod Alpha (LAG-3Ig or IMP321), APC activating fusion protein
AIPAC (Chemo-IO Combo) Metastatic Breast Cancer
2019
TACTI-002(1) (IO-IO Combo) NSCLC (1st/2nd L.) HNSCC (2nd)
2019
MERCK
INSIGHT-004(2)(3) (IO-IO Combo) Solid Tumors
2019
Pfizer
Merck KGaA, Darmstadt, Germany
TACTI-mel (IO-IO Combo) Melanoma
2019
INSIGHT(2) (In Situ Immunization) Solid Tumors
2019
EOC 202(4) (Chemo-IO Combo) Metastatic Breast Cancer
EOC
Global Rights
immutep
EOC
Autoimmune Diseases
IMP761 (Agonist AB)
2019
Global Rights
immutep

Notes
* Actual timing of data readouts may differ from expected timing shown above. Information in pipeline chart current as at 25 June 2019
(1) In combination with KEYTRUDA® (pembrolizumab) in non-small cell lung carcinoma ("NSCLC") or head and neck carcinoma ("HNSCC")
(2) INSIGHT Investigator Initiated Trial ("IIT") is controlled by lead investigator and therefore Immutep has no control over this clinical trial
(3) In combination with BAVENCIO® (avelumab)
(4) EOC Pharma is the sponsor of the EOC 202 clinical trial which is being conducted in the People's Republic of China
(5) Late Stage meaning clinical development from Phase IIb onwards

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Out-Licensed Immunotherapy Programs

IMP731 (GSK'781) for Autoimmune Diseases

immutep
LAG-3 IMMUNOTHERAPY

- GSK holds exclusive world wide rights
- Up to £64 million in total upfront payments and milestones, plus royalties
- January 2015: Immutep received a single-digit million US$ milestone payment
- Portfolio review at GSK in 2017 -> GSK2831781 (i.e. GSK'781) retained despite cancellation of 13 clinical and 20 preclinical programs
- Phase I trial in psoriasis completed in March 2018 in 67 patients[(1)]
- Phase II clinical study evaluating GSK'781 in ulcerative colitis in 280 patients initiated in May 2019 with estimated study completion date of August 2022[(2)]

GSK's investigational product, GSK2831781, which is derived from Immutep's IMP731 antibody, aims to kill the few activated LAG-3⁺ T cells that are auto-reactive in autoimmune disease leading to long term disease control without generalized immune suppression

Notes
(1) For additional information on this clinical trial: http://www.gsk-clinicalstudyregister.com/study/200630#ps
(2) For additional information on this clinical trial: https://www.clinicaltrials.gov/ct2/show/NCT03893565?term=NCT03893565&rank=1)

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IMP701 (LAG525) for Cancer(1) Novartis holds exclusive world wide rights In 2015: started Phase I / II study of LAG525 (derived from IMP701) in combination with PDR001 (anti-PD-1 mAb) in different cancer indications in 490 patients 1st and 2nd milestone payments received in August 2015 and August 2017, respectively In 2018 started the following three new studies: a Phase II study of LAG525 in combination with PDR001 in advanced solid and hematologic malignancies in 76 patients, a Phase II combination study in metastatic melanoma (230 pts), and a Phase II combination study in triple-negative breast cancer (TNBC) (96 pts) In 2019: started new Phase Ib trial in TNBC (220 pts) LAG525 is an anti-LAG-3 mAb that blocks LAG-3-mediated immune down-regulation LAG-3 is a prime target for immune checkpoint blockade as it is readily expressed at a high level in many human tumors Notes 19 (1) Details on all ongoing trials of LAG525 being conducted by Novartis can be found: https://www.clinicaltrials.gov/ct2/results?cond=&term=novartis+lag525&cntry=&state=&city=&dist= Immutep Controlled Immunotherapy Lead Program Eftilagimod Alpha (efti or IMP321)

IO Therapy Oncology Response Rates

immutep
LAG-3 IMMUNOTHERAPY

Approximately 70-80% of patients do not respond to anti-PD-1 monotherapy(1)

How can we enable more efficacious T-cell responses?

- Immunogenic cell death to liberate/uncover tumor antigens
- Cross-presentation of those antigens
- Recruitment of T cells into the tumor microenvironment
- Reversing the pathways driving a repressive tumor environment

This could be achieved through the right APC activation


Survival
Time
eftilagimod alpha
KEYTRUDA
OPDIVO
YERVOY
Traditional Therapies
Potential for Checkpoint Inhibitions in Combination Therapies
Checkpoint Inhibitions Alone

APC activators:

- MHC II agonism
- TLR or STING agonism
- CD40 agonism
- Oncolytic viral therapies

(1) See, for example, Callahan et al Front. Oncol. (2015) 4 385 and Gauci et al Clin Cancer Res. (2019) Feb 1;25(3):946-956.

21


Chemo-Immuno-Combo
IO-IO Combo
Vaccine Adjuvant

Opportunity for Eftilagimod Alpha

immutep
LAG-3 IMMUNOTHERAPY

Eftilagimod Alpha (efti) has the potential to be an ideal combinatory therapeutic that could improve the prognosis for cancer patients

Efti Key Characteristics (based on current data):

- First-in-class MHCII agonist
- Good safety profile and encouraging efficacy data thus far
- Potential for use in various combination settings (e.g. IO, chemo, vaccines or in situ immunization)
- Estimated favorable (low) cost of goods based on current flat dosing regimen and manufacturing process

22

Eftilagimod Alpha - Areas of Development Multiple Strategies

immutep LAG-3 IMMUNOTHERAPY

Efti has multiple shots on goal in different indications and in different combinations

Chemo-immunotherapy

- Exploit the antigen debris from chemotherapy with an APC activator → combination with agents such as taxanes (e.g. paclitaxel)

> • *European Phase IIb AIPAC (Immutep)*
> • *Chinese Phase I Chemo Combo in MBC pts (EOC)*



Chemo-Immuno-Combo
IO-IO Combo
Vaccine Adjuvant

IO-IO combination

- Increase response rates and durability, overcoming resistance in combination with IO agents with complementary mechanisms (e.g. pembrolizumab and avelumab)

> • *Phase I TACTI-mel (Immutep)*
> • *Phase II TACTI-002 (Immutep[1])*
> • ***Phase I INSIGHT-004 (Immutep[2])***

Cancer vaccine or in situ vaccination

- Stimulate the immune system locally → intra-tumoral or in vaccination studies

> • *Phase I Solid Tumors (Cytlimic)*
> • *Phase I INSIGHT - Stratum A+B (IKF[3])*

Notes
(1) In collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the United States and Canada) and in combination with KEYTRUDA® (pembrolizumab)
(2) In collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. and in combination with BAVENCIO® (avelumab)
(3) INSIGHT Investigator Initiated Trial ("IIT") is controlled by lead investigator and therefore Immutep has no control over this clinical trial

23

Eftilagimod Alpha - Clinical Development AIPAC - Metastatic Breast Cancer

immutep LAG-3 IMMUNOTHERAPY

AIPAC: Active Immunotherapy PAClitaxel in MBC



Safety-run in, 15 (6+9) patients, 2 cohorts
Stage 2
Arm 1, 113 patients: paclitaxel + efti
Arm 2, 113 patients: paclitaxel + placebo
Phase IIb, multinational, randomized, double-blind
Run-in: RP2D
Stage 2: Efficacy (PFS)

Other Objectives	Anti-tumor activity, safety and tolerability, PK, immunogenicity, quality of life
Patient Population	Advanced MBC indicated to receive 1st line weekly paclitaxel
Treatment	Run-in: paclitaxel + efti (6 or 30 mg) Arm 1: paclitaxel + efti (30 mg) Arm 2: paclitaxel + placebo
Location	>30 sites in 7 (GB, DE, PL, HU, FR, BE, NL) EU countries

Status Report (Jun 2019)

- ✓ To-date, efficacy and safety data (ASCO 2018) in-line with historical control group / prior clinical trials (Brignone et al J Trans Med 2010, 8:71)
- ✓ Regulatory approval in 7 EU countries
- ✓ 226 patients recruited in Stage 2 → LPI Jun 2019
- Primary read out expected Q1 2020

Key features: double blinded, potentially pivotal trial in metastatic breast cancer patients

R2PD – recommended phase 2 dose, ORR – overall response rate, PFS – progression free survival, OS – overall survival, PK – pharmacokinetics

24

Eftilagimod Alpha Preliminary Efficacy Metastatic Breast Cancer

immutep
LAG-3 IMMUNOTHERAPY

Observed response rates are substantially better than the 22-33% response rates seen in historical control groups with paclitaxel monotherapy

Phase I (n=30)



- ORR* of 47% and DCR** of 83%
- Responders had further tumor shrinkage between months 3 and 6

AIPAC - Safety Run Phase (n=15)

Response Parameter	paclitaxel + efti (n = 15)
Complete Response (CR)	0/15 (0%)
Partial Response (PR)	7/15 (47%)
Stable Disease (SD)	6/15 (40%)
Progressive Disease (PD)	2/15 (13%)
Overall Response Rate (ORR)	7/15 (47%)
Disease Control Rate (DCR)	13/15 (87%)

- ORR of 47% and DCR of 87%
- Two of the responses occurred relatively late (after ~6 months)

**Overall Response Rate **Disease Control Rate*

Preliminary data, status Interim CSR April 2018, best response acc. To RECIST 1.1

25

Treatment Landscape for HR+/HER2- Metastatic Breast Cancer

immutep
LAG-3 IMMUNOTHERAPY

Epidemiology:

- 812,500 HR+/HER2- diagnoses p.a. worldwide (1)
- ~ appr 250,000 develop metastatic disease and are eligible to chemotherapy


Treatment Landscape MBC (Before 2015)
Treatment Landscape (Today)
Treatment Landscape (Future)
HR+/HER2- MBC (~65 % of all breast cancers)
~ 40-66 % 1-2 lines of endocrine therapy
66 %(2) endocrine therapy ± CDK 4/6 ± everolimus
66 %(2) endocrine therapy ± CDK 4/6 ± everolimus
40 %(3) eligible to PI3K
Chemotherapy (paclitaxel, capecitabine and others)

- Despite all changes → no improvement for patients receiving chemotherapy
- Paclitaxel one of the most widely used chemotherapies
- No active IO in this setting thus far
- No active development of any IO agent or other game changer in late stage clinical trials

MBC – metastatic breast cancer BC – breast Cancer

Notes
(1) Source: GlobalData 2019
(2) Caldeira et al Oncology and therapy 2016; 4:189-197
(3) https://www.ascopost.com/News/59389 ; Usage to be determined as not yet approved by EMA
(4) https://www.onclive.com/insights/mbc-endocrine-partner/role-of-pi3k-inhibitors-in-hr-positive-metastatic-breast-cancer

26

Eftilagimod Alpha in Melanoma
TACTI-mel - Trial Design

immutep
LAG-3 IMMUNOTHERAPY

TACTI-mel: Two Active Immunotherapeutics in Melanoma

24 patients, 4 cohorts of 6 patients → Efti (IMP321) + anti-PD-1 (Keytruda®) → Phase I, multicenter, open label, dose escalation → Recommended Phase II dose, safety and tolerability

Other objectives	PK and PD of efti, response rate, PFS
Patient Population	Metastatic melanoma


Australia

7 sites in Australia

- Part A: 1, 6 and 30 mg efti s.c. every 2 weeks starting with cycle 5 of pembrolizumab
- Part B: efti at 30 mg s.c. every 2 weeks starting with cycle 1 of pembrolizumab

→ Status: recruitment completed; final results end of 2019

- pembrolizumab (Keytruda®) 2 mg/kg every 3 weeks i.v. part A and B

27

Eftilagimod Alpha - TACTI-002 (Phase II)
Lung Cancer and Head and Neck Cancer

immutep
LAG-3 IMMUNOTHERAPY

TACTI-002: Two ACTive Immunotherapeutics in different indications

Simon's 2 stage design; 3 indications; 109 pts → Efti + pembrolizumab (Keytruda®) for 12 months + 12 months pembrolizumab mono → Phase II, multi-national (EU + US + AU), open label → **ORR**, PFS, OS, PK, Biomarker; Safety and tolerability

Patient Population	A. 1st line Non-small cell lung carcinoma (NSCLC) PD-X naive B. 2nd line NSCLC, PD-X refractory C. 2nd line Head and neck squamous cell carcinoma (HNSCC), PD-X naïve
Treatment	30 mg efti s.c. 200 mg pembrolizumab i.v.

In collaboration with

MERCK
INVENTING FOR LIFE

Status Report (June 2019)

- ✓ Fully approved in all countries (ES, GB, US, AU)
- ✓ Group A (1st line NSCLC) of stage 1 fully recruited and recruitment for Group B and C ongoing; 23 pts in total currently recruited
- First data expected in CY 2019, Q3.



13 sites in Europe / US / Australia

Key features: PD-X refractory patients (part B), chemo-free option for NSCLC, first FDA IND

NSCLC – non-small cell lung cancer, HNSCC – head and neck squamous cell cancer, ORR – overall response rate, PFS – progression free survival, OS – overall survival, PK -pharmacokinetics, PD-X – any PD-1 or PD-L1 treatment

28

Eftilagimod Alpha - Clinical Development INSIGHT-004 (Phase I) – Solid Tumors

immutep LAG-3 IMMUNOTHERAPY

INSIGHT-004 – Dose escalation of efti in combination with avelumab

Dose escalation, solid tumors, 2 cohorts of 6 pts each → Efti + avelumab (Bavenico®) for 6 months + 6 months avelumab monotherapy → Phase I, monocenter DE, open label, IIT → **RP2D, Safety,** ORR, PFS, PK, PD

Patient Population	Solid tumors after failure of standard therapy
Treatment	6/30 mg efti s.c. 800 mg avelumab i.v. Both every 2 weeks

Status Report (June 2019)

- ✓ 1 site in Germany
- ✓ Protocol approved by CA/ ED
- ✓ First patient dosed in June 2019
- First data expected in 2019

In collaboration with

Pfizer, Merck KGaA, Darmstadt, Germany, I.K.F.

Key features: safety with a PD-L1 antagonist avelumab

R2PD – recommended phase 2 dose, ORR – overall response rate, PFS – progression free survival, OS – overall survival, PK –pharmacokinetics

29

Eftilagimod Alpha Partnerships

immutep LAG-3 IMMUNOTHERAPY

EDDINGPHARM / EOC

- EOC, an Eddingpharm affiliate, holds the Chinese rights for efti
- Chinese IND for efti granted in Dec 2017 -> US$ 1 million milestone paid to Immutep
- Phase I study in MBC ongoing
- **Milestone and royalty bearing partnership** for Immutep where EOC bears all the costs of funding the trials.

CYTLIMIC

- Spin off from NEC, Japan. Est. Dec 2016; aims to develop cancer drugs discovered by artificial intelligence
- Multiple Material Transfer Agreements; **Clinical Trial Collaboration (up to US$ 5 million)**
- Preclinical and clinical research ongoing
- Milestone bearing partnership for Immutep where CYTLIMIC bears all the costs of funding the trials -> US$ 0.5 million upfront payment paid to Immutep

WuXi Biologics Global Solution Provider

- Strategic supply partnership for the manufacture of efti
- Through WuXi, Immutep was the first company to import and use a Chinese manufactured biologic in a European clinical trial

30

IMP761 (Autoimmune Diseases) Broad Potential in Targeting Auto-reactive Memory T cells with IMP761 THE PRESENT: FIGHTING SYMPTOMS Treating general inflammation: corticoids, methotrexate, anti-TNF-Î±, -IL-6, -IL-17, -IL-23 mAbs THE FUTURE: FIGHTING THE CAUSE OF AID Treating the disease process: silencing the few autoimmune memory T cells accumulating at the disease site with IMP761 32

IMP761 - Agonist mAb

Key Characteristics

- Humanized IgG4 monoclonal antibody
- First and best in class LAG-3 agonist mAb
- Mechanism of action: temporarily switches off LAG-3 positive chronically activated T-Cells

Development Activities

✓ *In vitro / in vivo studies* completed (NHP)

✓ Cross-reactivity studies completed

✓ CHO cell line development for GMP production started in Q3 2018

IMP761


LAG-3
T-Cell

33

Outlook and Catalysts

Eftilagimod Alpha:

- **Phase II: TACTI-002** in non-small cell lung carcinoma (NSCLC) first data in **Q3 2019**
- **Phase I: INSIGHT** (Pfizer) program updates & data in solid tumors: **Q4 2019 and Q1 2020 (and in the subsequent quarters)**
- **Phase I: TACTI-mel** in Melanoma: final assessment **end of 2019**
- **Phase IIb: AIPAC** progression free survival & overall response rate data in metastatic breast cancer **Q1 2020**

Partnership updates:

- **GSK**: Potential for **near term** milestone payment
- **Novartis**: potential for data presentations **within next 12 months**
- **EOC**: program updates for China in **within next 12 months**

Other:

- **IMP761** updates, grants, IP, general LAG-3 development

34

Investment Highlights Global leader in developing LAG-3 therapeutics for immuno-oncology and autoimmune diseases Broad portfolio of LAG-3 product candidates developed by Company Deep expertise and IP in the LAG-3 immune control mechanism Track record of executing partnering deals with industry leaders, including Merck (MSD), Pfizer/ Merck KGaA, GSK and Novartis 35 Appendix. 36

LAG-3 Overview & Product Candidates LAG-3 as a Therapeutic Target LAG-3 is widely expressed on tumor infiltrating lymphocytes (TILs) and cytotoxic T cells Prime target for an immune checkpoint blocker LAG-3/ MHC Class II Interaction Positive regulation of antigen presenting cells LAG-3 (APC) increase in antigen presentation MHCII to cytotoxic CD8+ T cells Negative regulation of LAG-3+ T Cells APC* T Cell Notes: * APC: antigen presenting cell 38

Targeting LAG-3/MHC II May Lead to Multiple Therapeutics in Numerous Indications

immutep
LAG-3 IMMUNOTHERAPY



IMMUNOSTIMULATION
IMMUNOSUPPRESSION
immutep
IMP321
APC Activator
APC
MHCII
Antagonistic mAb
LAG-3
Partnered with NOVARTIS
LAG525
T Cell
Immuno-oncology Combination Therapies
Viral Infections
Agonistic mAb
IMP761
immutep
LAG-3
Depleting mAb
Partnered with
gsk
GSK'781
T Cell
Rheumatoid Arthritis
IBD
Multiple Sclerosis

39

Efti Mechanism of Action

immutep
LAG-3 IMMUNOTHERAPY

Efti's agonistic mechanism of action leads to T cell expansion and proliferation => pushing the gas on the immune response



IMP321
T cell
MHCII
Inactive dendritic cell
Activated dendritic cell
T cell proliferation

- → Efti binds to MHC class II on monocytes
- → DC/ monocyte activation induced
- → Leads to T cell expansion and proliferation

- Highly efficacious in multiple animal models of cancer and infectious disease
- Shown to be safe, non-immunogenic and efficacious in humans

40

(Clin Cancer Res. 2008 Jun 1;14(11):3545-54)

Efti in Melanoma TACTI-mel—Results Part A Majority not responding to pembrolizumab monotherapy Tumor shrinkage in 56% incl. 2 pts with disappearance of all target lesions Best Overall Response N=18(%) acc. to irRC irCR 1 (6%) Spider plot* (part A) Waterfall plot* (part A) (starting (starting with cycle 5 of pembrolizumab) with cycle 5 of pembrolizumab) irPR# 5 (28%)# irSD 6 (33%) irPD 6 (33%) Best overall response rate 6 (33%) (ORR) Patients with tumor 10 (56%) shrinkage Disease control rate 12 (66%) #—incl. 1 pt with complete disappearance of all target lesions; CR acc. to RECIST 1.1 Exploratory analysis (C1D1 pembrolizumab): ORR of 61% 800 combo 400 Best response: 100 irPD of irSD start 50 irPR to irCR compared 0 continues % change -50 n =18 -100 pre- 0 12 24 36 48 60 72 84 96 108 120 132 start of *—according to irRC pembro combo weeks 600 Best response: baseline 300 irPD 100 irSD irPR irCR from 50 % change 0 -50 best n = 18 -100 preliminary data, cut-off February 2019 41 Efti in Melanoma TACTI-mel—Results Part A—Single Case Efficacy: Metastatic Melanoma Tumor progression Patient progressing on pembrolizumab monotherapy At 1 yr all lesions disappeared CR (confirmed) Patient without treatment and disease free now lost to FU 42 Preliminary data, status as of October 15, 2018

Efti in Melanoma TACTI-mel—Results Part B Confirmed deep partial responses in 3 (50%) of the pts Treatment of 4 pts ongoing, all over 9 months Baseline Characteristics N = 6 (%) Spider plot* (part B) Waterfall plot* (part B) ECOG (0/1) 3 (50%) / 3 (50%) Sex (f/m) 1 (13%) / 5 (83%) Elevated LDH 5 (83%) Metastasis stage M1c 6 (100%) Best Overall Response acc. to N=6(%) irRC irCR 0 (0%) irPR# 3 (50%)# irSD 1 (13%) irPD 2 (25%) Best response: baseline 125 irPD 100 irSD 75 irPR to 50 continues compared 25 0 -25 change -50 n =6 -75% -100 0 8 16 24 32 40 48 56 start of weeks therapy *—acc to irRC 100 baseline 75 Best irPD response: irSD 50 irPR from 25 0 % change -25 -50 best -75 n = 6 -100 Best overall response rate (ORR) 3 (50%) Patients with tumor shrinkage 3 (50%) Disease control rate 4 (66%) #—incl. 1 pt with complete disappearance of all target lesions All patients with very late stage of disease (M1c, elevated LDH) No DLTs or new safety signals Confirmed deep partial responses in 3 (50%) of the pts Treatment of 4 pts ongoing (currently 9+ months all) preliminary data, cut-off May 2019 43 LAG-3 Landscape Overview Immutep has 4 LAG-3 modulating therapeutics in development, of which 3 are first-in-class* MK4280 IMP761 Key Program Eftilagimod Alpha (IMP321) LAG525 (IMP701) GSK2831781 (IMP731) Company Indicates one product; size indicates stage of development, green = Late stage 1 trial 2 trials product either developed by Immutep or under license Phase 2 2 trials 11 trialtrial 4trials4trials 11 trialtrial from Immutep Phase 1 3trials 1 trial 11 trialtrial Preclinical Indicates No. of patients on trials Total estimated patients* APC activating 424 Antagonist AB 1,122 347347 Agonist AB fusion protein (competing antagonist ABs Depleting AB (first-in-class) (first-in-class) (first-in-class) are shown below) Program REGN3767N3767 BI 754111 TSR-03-33 MGD013MGD013 XmAbXmAb-22841 SYM022 INCAGN0238502385 FS-118 Company Regeneron(1) B.I. Tesaro(2) Macrogenics Xencor Symphogen Incyte Corp. F-Star Pivotal A/S Phase 2 1 trial Phase 1 11 trialtrial 4tri4trialsals 11 trialtrial 11 trialtrial 1 trial 2trials 1 trial 1 trial Preclinical Total estimated patients* 546 699 260 255 230 132 40 51 Program Relatlimab AM003 TSR-075 MGD013IBI-110 LAG-3/ PDL1 Bi. LAG-3 Bi. MK4280 Company BMS Armo Tesaro(2) Innovent Avacta TRIGR Merck & Pivotal 2 trials Biosciences Biologics Group Therapeutics Co. Inc. Phase 2 19 trials 1 trial Phase 1 2 trials Preclinical 9,172 910 Notes: 44 Sources: GlobalData, company websites, clinical trials.gov, and sec.gov * The first four product candidates i.e. IMP321, IMP701, IMP731 & IMP761 were invented by Immutep’s Chief Scientific Officer and owned by Immutep. Information as of June 14, 2019, includes planned and completed trials, includes trials where the company may not be the sponsor The other LAG-3 therapeutics on this slide only directly compete with the LAG-3 antagonist (1) As of January 7, 2019 Regeneron is in full control of program and continuing development antibody LAG525 (derived from IMP701) licensed to Immutep’s partner, Novartis. IMP321, GSK’781 (IMP731) and IMP761 are first-in-class candidates. (2) Tesaro was acquired by and is now part of GSK

Increasing Clinical Trials Targeting LAG-3

immutep LAG-3 IMMUNOTHERAPY

Industry increasingly deploying resources to development of LAG-3 therapeutics



Number of LAG-3 Clinical Trials
Total Estimated Patients in LAG-3 Trials
60
50
40
30
20
10
0
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2013
2014
2015
2016
2017
2018
2019
1
2,000
4
7
3,870
15
5,930
22
7,032
45
12,421
14,178
55
Total Est. Patients*
No. Clinical Trials*

45

Notes:
Sources: GlobalData, company websites, clinical trials.gov, and sec.gov
Information as of June 14, 2019, includes planned and completed trials, includes trials where the company may not be the sponsor

Intellectual Property

immutep LAG-3 IMMUNOTHERAPY

Immutep has a strong and continually expanding patent portfolio across major geographic markets and unrivalled expertise and understanding of the LAG-3 immune control mechanism



Building a diverse IP portfolio around the pipeline
IMP321
4 families
Dosage regimens
Methods of treatment
Combination therapy
Binding Assay
Expiry 2028 - 2037#
IMP701
2 families
Composition of matter
Methods of treatment
Combination therapy
Expiry 2035 - 2036#
IMP731
1 family
Composition of matter
Methods of treatment
Expiry 2028#
IMP761
1 family
Composition of matter
Methods of treatment
Expiry 2036#

#Plus up to a 5 year extension of term available in some circumstances to compensate for delay associated with obtaining regulatory approval.

46

Risks Factors & International Selling Restrictions Risk Factors This Section identifies some of the major risks associated with an investment in the Company. Potential investors should read the risk factors in their entirety in order to appreciate such matters and the manner in which the Company intends to operate before making any decision to invest in the Company. As an early stage biotechnology company, there are significant risks and no guarantee of the trading price/s at which the Company’s Shares may trade nor any guarantee of any return or dividends in respect of holding Shares in the Company. The Company has a history of operating losses and may not achieve or maintain profitability in the future. The Company is at an early stage in the development of pharmaceutical products, with a focus on the development of immunotherapeutic products for the treatment of cancer. There is a risk that the Company will be unable to complete its clinical development program and/or commercialise some or all of its products in development. There is a risk that the Company, or its development partners, may not be able to complete the development of our current product candidates or develop other pharmaceutical products. It is possible that none of them will be successfully commercialised, which would prevent the Company from ever achieving profitability. The Company has no medicinal products approved for commercial sale. Currently, the Company has no products approved for commercial sale. The Company is largely dependent on the success of its product candidates, particularly those related to LAG-3. The LAG 3 product candidates were acquired by the Company through the acquisition of the French privately owned and venture capital backed company Immutep SA, a biopharmaceutical company in the rapidly growing field of Immuno- Oncology, in December 2014. This acquisition significantly expanded the Company’s clinical development product portfolio to other categories of immunotherapies. It has also provided the Company with partnerships with several of the world’s largest pharmaceutical companies. The Company has several LAG-3 product candidates. The most advanced of is IMP321. IMP321 is a recombinant protein typically used in conjunction with chemotherapy to amplify a patient’s immune response. Another LAG-3 product candidate is IMP701, an antagonist antibody that acts to stimulate T cell proliferation in cancer patients. IMP701 has been licensed to CoStim (Novartis), which is solely responsible for its development and manufacturing. A third LAG-3 product candidate is IMP731, a depleting antibody that removes T cells involved in autoimmunity. IMP731 has been licensed to GlaxoSmithKline, or GSK, which is solely responsible for its development and manufacturing. Finally, in January 2017, the Company announced it had conducted research on a new early stage product candidate, a humanized IgG4 monoclonal antibody known as IMP761. In addition to these products, the Company also has a dedicated R&D laboratory outside Paris with other research candidates in development. The Company also currently generates modest revenues from sales of LAG-3 research reagents. There can be no assurance that the Company will be successful in developing any product candidate, or that the Company’s will be able obtain the necessary regulatory approvals with respect to any or all of its product candidates. While a portion of the net proceeds of the Offer will be used to fund the further development of IMP321, the Company will require additional funds to achieve its long-term goals of further development and commercialisation of IMP321 and other product candidates. In addition, the Company will require funds to pursue regulatory applications, protect and defend intellectual property rights, increase contracted manufacturing capacity, potentially develop marketing and sales capability and fund operating expenses. The Company intends to seek such additional funding through public or private financings and/or through licensing of its assets or other arrangements with corporate partners. However, such financing, licensing opportunities or other arrangements may not be available from acceptable or any sources on acceptable terms, or at all. Any shortfall in funding could result in the Company having to curtail or cease its operations, including research and development activities, thereby harming its business, financial condition and/or results of operations. The Company’s ability to generate product revenue depends on a number of factors, including its ability to successfully complete clinical development of, and receive regulatory approval for, its product candidates; set an acceptable price for our products, if approved, and obtain adequate coverage and reimbursement from third-party payors; obtain commercial quantities of our products, if approved, at acceptable cost levels; and successfully market and sell its products, if approved. 48

Risk Factors In addition, because of the numerous risks and uncertainties associated with product candidate development, the Company is unable to predict the timing or amount of increased expenses, or when, or if, it will be able to achieve or maintain profitability. The expenses of the Company could increase beyond current expectations if the applicable regulatory authorities require further studies in addition to those currently anticipated and even if its product candidates are approved for commercial sale, the Company anticipates incurring significant costs associated with the commercial launch of such products and there can be no guarantee that the Company will ever generate significant revenues. The Company will require additional financing and may be unable to raise sufficient capital, which could have a material impact on its research and development programs or commercialisation of its products or product candidates. The Company has historically devoted most of its financial resources to research and development, including pre-clinical and clinical development activities. To date, the Company financed a significant amount of its operations through public and private financings. The amount of the Company’s future net losses will depend, in part, on the rate of its future expenditures and the Company’s ability to obtain funding through equity or debt financings or strategic collaborations. The amount of such future net losses, as well as the possibility of future profitability, will also depend on the success of the Company in developing and commercialising products that generate significant revenue. The Company’s failure to become and remain profitable would depress the value of its Shares and could impair its ability to, or prevent it from being able to, raise capital, expand its business, maintain its research and development efforts (or grow them as required), diversify its product offerings or continue its operations at the same levels, or at all. If the Company is unable to secure sufficient capital to fund its operations, it may be required to delay, limit, reduce or terminate its product development or future commercialisation efforts or grant rights to third parties to develop and market products or product candidates that it would otherwise prefer to develop and market on its own. For example, additional strategic collaborations could require the Company to share commercial rights to its product candidates with third parties in ways that the Company does not intend currently to do, or on terms that may not be favourable to the Company. Moreover, the Company may also have to relinquish valuable rights to its technologies, future revenue streams, research programs and/or product candidates or grant licenses on terms that may not be favourable to it. The Company is exposed to significant risks related to its ongoing research and development efforts and might not be in a position to successfully develop any product candidate. Any failure to implement its business strategy could negatively impact the Company’s business, financial condition and results of operations. The development and commercialization of IMP321, IMP701, IMP731 and IMP761, or any other product candidate the Company may develop, is subject to many risks, including: additional clinical trials may be required beyond what its currently expected; regulatory authorities may disagree with the Company’s interpretation of data from its preclinical studies and clinical studies or may require that it to conduct additional studies; regulatory authorities may disagree with the Company’s proposed design of future clinical trials; regulatory authorities may not accept data generated at its clinical study sites; the Company may be unable to obtain and maintain regulatory approval of its product candidate in any jurisdiction; the prevalence and severity of any side effects of any product candidate could delay or prevent commercialisation, limit the indications for any approved product candidate, require the establishment of a risk evaluation and mitigation strategy, or REMS, or prevent a product candidate from being put on the market or cause an approved product candidate to be taken off the market; regulatory authorities may identify deficiencies in the Company’s manufacturing processes or facilities or those of its third-party manufacturers; regulatory authorities may change their approval policies or adopt new regulations; the third-party manufacturers the Company expects to depend on to supply or manufacture its product candidates may not produce adequate supply, and other appropriate third-party manufacturers may not be available; the Company or its third-party manufacturers may not be able to source or produce cGMP materials for the production of the Company’s product candidates; the Company may not be able to manufacture its product candidates at a cost or in quantities necessary to make commercially successful products; the Company may not be able to obtain adequate supply of its product candidates for its clinical trials; the Company may experience delays in the commencement of, enrolment of patients in and timing of its clinical trials; 49 Risk Factors the Company may not be able to demonstrate that its product candidates are safe and effective as a treatment for its indications to the satisfaction of regulatory authorities, and may not be able to achieve and maintain compliance with all regulatory requirements applicable to its product candidates; the Company may not be able to maintain a continued acceptable safety profile of its products following approval; the Company may be unable to establish or maintain collaborations, licensing or other arrangements; the market may not accept the Company’s product candidates; the Company may be unable to establish and maintain an effective sales and marketing infrastructure, either through the creation of a commercial infrastructure or through strategic collaborations, and the effectiveness of its own or any future strategic collaborators’ marketing, sales and distribution strategy and operations will affect the Company’s profitability; the Company may experience competition from existing products or new products that may emerge; the Company and its licensors may be unable to successfully obtain, maintain, defend and enforce intellectual property rights important to protect the Company’s product candidates; and the Company may not be able to obtain and maintain coverage and adequate reimbursement from third-party payors. If any of these risks materialises, the Company could experience significant delays or an inability to successfully commercialise IMP321, IMP701, IMP731 and IMP761, or any other product candidate the Company may develop, which would have a material adverse effect on its business, financial condition and/or results of operations. The Company’s research and development efforts will be jeopardised if it is unable to retain key personnel and cultivate key academic and scientific collaborations. The Company’s success depends largely on the continued services of its senior management and key scientific personnel and on the efforts and abilities of its senior management to execute its business plan. The Company’s research and development activities of IMP321 will be overseen by Dr. Frédéric Triebel, the inventor of the technology. Changes in the Company’s senior management may be disruptive to its business and may adversely affect its operations. For example, when the Company has changes in senior management positions, it may elect to adopt different business strategies or plans. Any new strategies or plans, if adopted, may not be successful and if any new strategies or plans do not produce the desired results, the Company’s business may suffer. Moreover, competition among biotechnology and pharmaceutical companies for qualified employees is intense and, as such, the Company may not be able to attract and retain personnel critical to its success. The Company’s success depends on its continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel, manufacturing personnel, sales and marketing personnel and on the Company’s ability to develop and maintain important relationships with clinicians, scientists and leading academic and health institutions. If the Company fails to identify, attract, retain and motivate these highly skilled personnel, it may be unable to continue its product development and commercialisation activities. In addition, biotechnology and pharmaceutical industries are subject to rapid and significant technological change. The Company’s product candidates may be or become uncompetitive. To remain competitive, the Company must employ and retain suitably qualified staff that are continuously educated to keep pace with changing technology, but may not be in a position to do so. Future potential sales of the Company’s products may suffer if they are not accepted in the marketplace by physicians, patients and the medical community. There is a risk that IMP321 may not gain market acceptance among physicians, patients and the medical community, even if they are approved by the regulatory authorities. The degree of market acceptance of any of the Company’s approved products will depend on a variety of factors, including: timing of market introduction, number and clinical profile of competitive products; the Company’s ability to provide acceptable evidence of safety and efficacy and its ability to secure the support of key clinicians and physicians for its products; cost-effectiveness compared to existing and new treatments; availability of coverage, reimbursement and adequate payment from health maintenance organizations and other third-party payers; prevalence and severity of adverse side effects; and other advantages over other treatment methods. Physicians, patients, payers or the medical community may be unwilling to accept, use or recommend the Company’s products which would adversely affect its potential revenues and future profitability. 50

Risk Factors The Company’s success depends on its ability to protect its intellectual property and its proprietary technology. The success of the Company is, to a certain degree, also dependent on its ability to obtain and maintain patent protection or, where applicable, to receive/maintain orphan drug designation/status and resulting marketing exclusivity for its product candidates. The Company may be materially adversely affected by its failure or inability to protect its intellectual property rights. Without the granting of these rights, the ability to pursue damages for infringement would be limited. Similarly, any know-how that is proprietary or particular to its technologies may be subject to risk of disclosure by employees or consultants, despite having confidentiality agreements in place. Any future success will depend in part on whether the Company can obtain and maintain patents to protect its own products and technologies; obtain licenses to the patented technologies of third parties; and operate without infringing on the proprietary rights of third parties. Biotechnology patent matters can involve complex legal and scientific questions, and it is impossible to predict the outcome of biotechnology and pharmaceutical patent claims. Any of the Company’s future patent applications may not be approved, or it may not develop additional products or processes that are patentable. Some countries in which the Company may sell its product candidate or license its intellectual property may fail to protect the Company’s intellectual property rights to the same extent as the protection that may be afforded in the United States or Australia. Some legal principles remain unresolved and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States, the United Kingdom, the European Union, Australia or elsewhere. In addition, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or in interpretations of patent laws in the United States, Australia, the United Kingdom, the European Union or elsewhere may diminish the value of the Company’s intellectual property or narrow the scope of its patent protection. Even if the Company is able to obtain patents, the patents may not be issued in a form that will provide the Company with any meaningful protection, prevent competitors from competing with the Company or otherwise provide the Company with any competitive advantage. The Company’s competitors may be able to circumvent its patents by developing similar or alternative technologies or products in a non-infringing manner. Moreover, any of the Company’s pending applications may be subject to a third-party preissuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, the European Patent Office, or EPO, IP Australia and/or any patents issuing thereon may become involved in opposition, derivation, reexamination, inter partes review, post grant review, interference proceedings or other patent office proceedings or litigation, in the United States or elsewhere, challenging the Company’s patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, the Company’s patent rights, and allow third parties to commercialise its technology or products and compete directly with the Company, without payment to it. In addition, if the breadth or strength of protection provided by the Company’s patents and patent applications is threatened, it could dissuade companies from collaborating with the Company to exploit its intellectual property or develop or commercialise current or future product candidate. The issuance of a patent is not conclusive as to the inventorship, scope, validity or enforceability, and the Company’s patents may be challenged in the courts or patent offices in the U.S., the EU, Australia and elsewhere. Such challenges may result in loss of ownership or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit the duration of the patent protection of our technology and products. As a result, the Company’s patent portfolio may not provide it with sufficient rights to exclude others from commercialising products similar or identical to the Company’s. In addition, other companies may attempt to circumvent any regulatory data protection or market exclusivity that the Company obtains under applicable legislation, which may require it to allocate significant resources to preventing such circumvention. Such developments could enable other companies to circumvent the Company’s intellectual property rights and use its clinical trial data to obtain marketing authorisations in the EU, Australia and in other jurisdictions. Such developments may also require the Company to allocate significant resources to prevent other companies from circumventing or violating its intellectual property rights. The Company’s attempts to prevent third parties from circumventing it intellectual property and other rights may ultimately be unsuccessful. The Company may also fail to take the required actions or pay the necessary fees to maintain its patents. 51 International Selling Restrictions This document does not constitute an offer of new ordinary shares (“New Shares”) of the Company in any jurisdiction in which it would be unlawful. In particular, this document may not be distributed to any person, and the New Shares may not be offered or sold, in any country outside Australia except to the extent permitted below. Hong Kong WARNING: This document has not been, and will not be, registered as a prospectus under the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong, nor has it been authorised by the Securities and Futures Commission in Hong Kong pursuant to the Securities and Futures Ordinance (Cap. 571) of the Laws of Hong Kong (the “SFO”). No action has been taken in Hong Kong to authorise or register this document or to permit the distribution of this document or any documents issued in connection with it. Accordingly, the New Shares have not been and will not be offered or sold in Hong Kong other than to “professional investors” (as defined in the SFO and any rules made under that ordinance). No advertisement, invitation or document relating to the New Shares has been or will be issued, or has been or will be in the possession of any person for the purpose of issue, in Hong Kong or elsewhere that is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to New Shares that are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors. No person allotted New Shares may sell, or offer to sell, such securities in circumstances that amount to an offer to the public in Hong Kong within six months following the date of issue of such securities. The contents of this document have not been reviewed by any Hong Kong regulatory authority. You are advised to exercise caution in relation to the offer. If you are in doubt about any contents of this document, you should obtain independent professional advice. United Kingdom Neither this document nor any other document relating to the offer has been delivered for approval to the Financial Conduct Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the New Shares. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of the FSMA) in the United Kingdom, and the New Shares may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) of the FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom. Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received in connection with the issue or sale of the New Shares has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of the FSMA does not apply to the Company. In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. United States This document does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. The New Shares have not been registered under the US Securities Act of 1933 and may not be offered or sold in the United States or to US Persons (as defined in Rule 902(k) under the US Securities Act) except in transactions registered under the US Securities Act or exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws. 52

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